September 30, 2006

To His Honour

The Honourable Herménégilde Chiasson
Lieutenant-Governor of New Brunswick

Sir:

New Brunswick Power Holding Corporation begs leave to submit, in accordance with the Electricity Act, Part II, Division A, 10(1), the report for the scal year ended March 31, 2006.

I am, Your Honour,

Yours very truly,

Derek H. Burney
Chair

Financial Performance (in millions)	2005/06	2004/05	2003/04
Net income (loss)	$96	$9	($18)
Cash flow from operations	$319	$245	$256
Free cash inflow (outflow)	$54	($161)	($376)
Reduction (increase) in net debt	$26	$204	($321)

Financial Ratios and Percentages	2005/06	2004/05	2003/04
Operating margin	21%	14%	14%
Operating cash flow/capital expenditures	1.53x	0.72x	0.52x
Operating cash flow/total debt	0.10x	0.08x	0.08x
Per cent of debt in capital structure	93%	96%	106%
Interest coverage ratio	1.74x	0.97x	0.88x

Table of Contents

Message from the Chair	2
Message from the President and CEO	3
NB Power Group.	4
- Business Development.	5
- Corporate Commitment	8
Corporate Pro les.	10
- NB Power Generation Corporation.	10
- NB Power Nuclear Corporation	12
- NB Power Transmission Corporation	14
- NB Power Distribution and Customer Service Corporation	16
Financial Review 2005/06.	18
- Management’s Discussion and Analysis.	20
- Management’s and Auditors’ Reports	32
- Combined Financial Statements	33
- Notes to the Combined Financial Statements	37
- Statistical Overview.	54
System Map	58
Governance.	59
- TSX Corporate Governance Guidelines.	60
Board of Directors.	62
Senior Management	63
Glossary	64

Message from the Chair

The NB Power Group’s Board structure and priorities remained constant in 2005/06 – a continuing focus on major initiatives, corporate governance and management practices.

The Board examined in particular the impact of two major initiatives in the generation and transmission businesses and recommended they proceed. The refurbishment of the Point Lepreau Generating Station will extend the Station’s life, providing energy to New Brunswickers to 2034. The construction of the second International Power Line will provide increased transmission system reliability, efficiency and market development opportunities.

The Board also established ends policies to chart the direction for the NB Power Group, notably in the areas of reliability, rates, financial performance, safety and the environment.

Following the decision to refurbish Point Lepreau Generating Station, the Nuclear Oversight Committee of the Board was charged with monitoring the refurbishment project. The Committee established a project management reporting and control structure. It engaged an engineering firm to provide independent oversight and assessment of project management and risk management. The Nuclear Oversight Committee also established enhanced audit oversight, project reporting and controls for the Board, the Executive and the project management from NB Power Nuclear Corporation and Atomic Energy of Canada Limited.

In July 2006, the Board expanded the Audit Committee’s mandate to ensure oversight of the key corporate risks and risk processes across the Group.

Our commitment remains to provide clear direction and strong corporate governance to the NB Power Group. Together with management, we are determined to ensure that the Group continues to provide New Brunswickers with safe, reliable and reasonably-priced electricity.

Derek H. Burney

Chairman

2 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Message from the President and CEO

The year 2005/06 marked the first year of operations following significant cost and staff reductions, and the Group turned its attention to implementing process efficiencies to address the reductions in staffing levels.

The Group also continued its business development programs with the refurbishment of the Point Lepreau Generating Station, the construction of the International Power Line and renewable energy, to name a few.

The NB Power Group recorded a net income of $96 million in 2005/06 compared with a net income of $9 million in 2004/05. There were four major factors that contributed to the year-over-year improvement: significantly above-average hydro; the impact of hurricane Katrina on natural gas prices, which caused high New England export prices for our excess power; lower in-province winter demand, leaving excess capacity for export; and finally, the Group’s Business Excellence program.

In response to the relentless rise in fossil fuel prices, the Group implemented an overall three per cent rate increase effective July 2005. At the same time, NB Power Distribution and Customer Service Corporation (Disco) submitted a rate application to the New Brunswick Board of Commissioners of Public Utilities (PUB). Throughout the hearing, the first in 13 years, Disco answered thousands of questions and presented the PUB with dozens of volumes of documents, which were also published on the website. In the end, the PUB accepted Disco’s costs and as such, the PUB acknowledged that Disco was effectively controlling costs and running its business well. After reviewing the PUB’s decision, the Province announced an overall 6.9 per cent rate increase effective July 2006.

Looking forward, the Group will continue its focus on preparing for the refurbishment of the Point Lepreau Generating Station and constructing the second International Power Line. It will also prepare the other plants’ equipment for the extended outage during refurbishment. In addition, the Group will explore lower-cost alternative fuels in response to rising oil prices and the opportunity afforded by Coleson Cove Generating Station’s ability to burn alternative liquid fuels.

The NB Power Group story continues to be one of companies striving to achieve a level of business excellence that will rank the NB Power Group among the best-run utilities and will contribute to a more vibrant New Brunswick.

David D. Hay
President & Chief Executive Offi cer

2005 | 2006 ANNUAL REPORT NB POWER GROUP 3

NB Power Group

The NB Power Group provides reliable, safe and reasonably-priced electricity with respect for the environment, while providing a commercial return to the Shareholder. The electricity is generated at 15 facilities and delivered via power lines, substations and terminals to more than 360,000 direct and indirect customers within New Brunswick and surrounding areas.

The NB Power Group consists of a holding company and four operating companies

•

New Brunswick Power Holding Corporation (Holdco), which provides strategic direction, governance and support to the subsidiaries for communications, finance, human resources, legal and governance. It also provides shared services on a cost-recovery basis

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New Brunswick Power Generation Corporation (Genco), which is responsible for the operation and maintenance of the oil, hydro, coal, Orimulsion® and diesel-powered generating stations

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New Brunswick Power Nuclear Corporation (Nuclearco), which is responsible for the operation of Point Lepreau Generating Station

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New Brunswick Power Transmission Corporation (Transco), which is responsible for operating and maintaining the transmission system

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New Brunswick Power Distribution and Customer Service Corporation (Disco), which is responsible for operating and maintaining the distribution system. Disco is designated as the standard service supplier for the Province of New Brunswick and is obligated to provide standard services to residential, commercial, wholesale and industrial customers located throughout the province

Genco wholly owns two subsidiaries

•

New Brunswick Power Coleson Cove Corporation (Colesonco), which owns and operates Coleson Cove Generating Station with a generating capacity of 978 MW included in Genco's total capacity

•

NB Coal Limited (NB Coal), which mines local coal to supply Grand Lake Generating Station

In 2005/06, the Group focused on operating in a new electricity environment, implementing process efficiencies to address reductions in staffing levels and continuing its business development programs. The project summaries that follow provide a glimpse into the business development story.

4 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Business Development

Point Lepreau Generating Station Refurbishment

On July 29, 2005, the Province of New Brunswick announced its decision to support the Board’s recommendation to refurbish the Point Lepreau Generating Station in partnership with Atomic Energy of Canada Limited (AECL), the original plant designer. The refurbishment project will extend the Station’s life to 2034, providing the NB Power Group with electricity from a fuel source that is not linked to volatility in fuel pricing. The refurbished station will also continue to provide an environmental benefit by generating electricity that avoids significant carbon dioxide, sulphur dioxide and nitrogen oxide emissions.

Planning started in 2000 with a definition of the appropriate scope and schedule for refurbishment. The project will culminate in an 18-month planned outage that will begin April 2008 and be completed by September 2009.

The $1 billion project will replace all 380 fuel channels and calandria tube assemblies and feeders. Other equipment replacements, inspections and upgrades will also be undertaken to allow the Station to operate for its extended life.

The impact of the refurbishment project will extend beyond Nuclearco to the NB Power Group, which must ensure adequate capacity and energy will be available during the outage.

Genco is being challenged to ready its generation system to run at high availability levels from October 2007 to April 2010, covering the period of the outage for refurbishment and the winter months that precede and follow it.

Transco is readying the transmission system to increase import energy in time for the Station being out of service. Transco is also performing proactive maintenance to ensure system reliability.

Genco and Disco are working together to develop a comprehensive strategy to replace capacity and energy while the Station undergoes refurbishment. The strategy will consider Genco assets, market conditions and availability of third-party supply, the associated transmission requirements and rate issues.

Nuclearco is focused on successful execution of the refurbishment project on time and on budget to ensure New Brunswick retains efficient, effective and diversified sources of power for years to come.

2005 | 2006 ANNUAL REPORT NB POWER GROUP 5

NB Power Group

International Power Line

Transco and Bangor Hydro are constructing a 345 kV transmission line from Point Lepreau to Orrington, Maine (south of Bangor). For the past five years, the two have been working together to plan and obtain approvals for the construction of the International Power Line.

The completion of the International Power Line will allow for maintenance on the current 345 kV interconnection with New England to be completed without putting the Maritimes at risk of blackouts. The 35-year-old line has been very reliable, yet has left the Maritimes electrically isolated and vulnerable to blackouts.

The International Power Line will increase New Brunswick’s export capacity from 700 MW to 1,000 MW and increase its import capacity from a conditional 100 MW to 400 MW. The increased import capability will provide market participants with more options for capacity and energy and the New Brunswick System Operator (System Operator) with more options for ancillary services.

The line will also improve system efficiency by reducing losses for delivery of energy to New Brunswick customers and will allow generators to put more energy into the system for delivery to the New England market.

The International Power Line is scheduled to be in-service by December 2007. By January 2006, all permits had been obtained for construction on the Canadian and the U.S. sides. Transco will construct the line using its own resources supplemented with third-party resources.

Throughout the project, Transco will work closely with community members on the community liaison committee. As construction activities increase, the liaison committee will meet monthly to discuss community matters and stay updated on the project schedule, regulatory process, environmental impact and mitigation plans.

There is regional support for the International Power Line through long-term transmission commitments with Genco, Nova Scotia Power Inc. and Maritime Electric Company, Limited. Transco also sees potential for additional revenue from wind generation development and other third-party use of the transmission system.

Through the International Power Line, Transco and Bangor Hydro are building a system with improved reliability, efficiency and market opportunities for the Maritime transmission grid.

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Renewable Energy

New Brunswick enjoys generation produced from a diverse fuel supply. With the provincial government’s Renewable Portfolio Standard and new developments in the environmental arena, New Brunswickers will have access to even more fuel sources.

In 2003, NB Power set a long-term objective to acquire 100 MW from renewable energy projects by 2010. In June 2004, NB Power entered into a power purchase agreement with Eastern Wind Power, a subsidiary of Western Wind Inc.

Over the past year, Disco has increased its activity in the renewable energy portfolio by seeking additional wind energy. On June 29, 2005, NB Power announced it was increasing its commitment to acquire energy from renewable sources by seeking up to 400 MW of additional wind energy by 2016. Disco issued a request for expressions of interest for the development of wind generation that could be sited in the five highest wind areas in New Brunswick: Bay of Fundy, Tantramar, Miramichi Bay, Acadie/Chaleur and inland New Brunswick.

Disco received proposals revealing that opportunities exist in all five wind areas. The NB Power Group would like to take advantage of geographical dispersion of the wind sites to balance wind-based generation around the province. This will increase the overall efficiency of wind generation.

The development of wind energy projects will increase renewable energy in the province, resulting in benefits to the environment and local economic development, increased diversity of power supply and a greater reliance on domestic resources for electricity generated and sold in New Brunswick.

In addition, the NB Power Group is open to generation from other renewable sources, such as biomass, landfill gas, small hydro and solar. The Group participated in the tidal power study announced in summer 2005.

New Brunswick is entering a new era of energy production. It is an exciting time for the NB Power Group. Independent power producers are coming forward with proposals to generate and sell energy from renewable resources. And with it, opportunities open up as companies and individuals look for ways to develop and use these new technologies.

2005 | 2006 ANNUAL REPORT NB POWER GROUP 7

NB Power Group

Corporate Commitment

In addition to focusing on business development, the NB Group maintained its focus on safety, social responsibility and the environment.

Safety

Safety focus remains a key cultural element in the NB Power Group’s operations. The NB Power Group reports safety results nationally through its membership in the Canadian Electricity Association (CEA). In comparison with 2004, the Group’s performance improved by 18 per cent in the Disabling Accident Frequency and 22 per cent in the Severity Rates. This marks the first year in the past four that the Group’s statistics have improved. In addition, the Group’s performance is better than the CEA composite in all measured categories.

In recognition of the Group’s mature safety culture, the NB Power Group’s Workers’ Compensation Rates were reduced once again, which translates to projected savings in premiums shared by the Group. The Group also renewed its attention to safety through a refocused public safety campaign launched in March 2006 to advise the public that “What you don’t know about electricity can hurt you.”

Social Responsibility

The NB Power Group operates in towns and cities across New Brunswick. The Group has established and participates in a number of community liaison committees and information forums regarding Point Lepreau Generating Station, the International Power Line construction, Coleson Cove Generating Station operations and hydro system operations.

Employees from across the NB Power Group are also active community members. They planted trees to celebrate Arbour Day and donated time to local community events. Employees also made donations, fundraised and volunteered for charitable organizations and events like the Canadian Breast Cancer Foundation’s CIBC Run for the Cure, the United Way Campaign, the Harbour Lights Campaign, the Rick Hansen Wheels in Motion and the Dalhousie Medical Research Foundation. The NB Power Group was also recognized by the National Defence Canadian Forces Liaison Council (CFLC) as Most Supportive Employer for the Province of New Brunswick.

Environment

The NB Power Group is a member of the CEA and participates in the Environmental Commitment and Responsibility (ECR) program. The four environmental performance principles that electric utilities integrate into their daily business activities through their participation in the ECR program are

•

be more efficient in the use of resources

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reduce the adverse environmental impact of the business

•

be accountable to constituents

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ensure that employees understand the environmental implications of their actions and have the knowledge and skills to make the right decisions

Through this industry-wide initiative, electric utilities report on specific measures and indicators to benchmark performance. The NB Power Group submitted data to the ECR Program for the year 2004. Findings are used to assess where the Group is relative to other Canadian organizations wherever there is a like-to-like basis for comparison.

Throughout 2005/06, the NB Power Group continued to demonstrate the importance placed on conscientious environmental stewardship by its companies.

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Coleson Cove Generating Station has emissions going through the flue gas desulphurization unit since July 2005

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The Group took an important step toward green energy development through requests for expressions of interest to add more wind power generation

•

The Group welcomed the Provincial Government decision to refurbish Point Lepreau Generating Station in July 2005, a project that will contribute to greenhouse gas emission reductions in the future and help to sustain the domestic supply of electricity for consumers

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Genco received approvals to operate for air, water and sewage systems as well as eight petroleum storage site licenses

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Transco received environmental regulatory approvals for construction of the International Power Line and maintenance on submarine cables

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Disco established a net metering policy designed to encourage private, small-scale development of renewable or alternate generating assets

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Disco also launched a pilot re-lamping program to refit street lights with the Lumalux Plus®Eco® energy-efficient high pressure sodium (HPS) lights

8 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Spotlight on Genco’s Environmental Performance

In addition to its supply and financial responsibilities, the NB Power Group is mindful of the footprint it leaves on the planet. Employees throughout the Group remain committed to working in an environmentally responsible manner. In Genco, this has meant investments in advanced technology that is proven, efficient and clean.

Three large fossil plants are all fitted with advanced pollution control equipment. In 1993, as part of construction of the Belledune coal-fired facility, Genco built the first flue gas desulphurization scrubber in Canada. It continued to lead Canada when it installed the third flue gas desulphurization scrubber at Dalhousie Generating Station in 1994 and the sixth at Coleson Cove Generating Station in 2004.

In 2005, the refurbishment of Coleson Cove Generating Station was successfully implemented with the output of all units going through the scrubber. The implementation required verification and fine-tuning of all equipment to ensure the specifications of the intended design performance were, indeed, being achieved. The findings were

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SO2 emission rates were reduced by 77 per cent as a result of flue gas desulphurization equipment being installed

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NOx emission rates were reduced by 70 per cent through modifications to the boiler

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Particulate release rates reduced by 75 per cent with the addition of the wet electrostatic precipitator

The flue gas desulphurization scrubbers benefit Genco in a number of ways

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sulphur dioxide emissions from the three plants were decreased from 92,700 tonnes annually in 1993 to 29,340 tonnes in 2006

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100 per cent of the gypsum byproduct from the three plants is resold for wallboard production

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Genco is able to explore the opportunity to burn alternative fuels. Research and development efforts are underway and Genco expects to make a decision on a fuel alternative in 2006/07

In the fall of 2005, Genco entered into a 15-year agreement with an outside party to build and operate a fly ash upgrading facility in Belledune. By separating unburned carbon from the fly ash and reintroducing it as fuel to the boiler, approximately 120,000 tonnes of pure fly ash will be diverted annually from landfill and sold as a value-added substitute for cement.

The Group also benefits from Genco’s diverse fuel supply. In addition to the coal, oil, Orimulsion® and diesel-powered stations, Genco also operates six hydro dams on the St. John, Tobique, and St. Croix Rivers. It takes advantage of this renewable energy resource throughout the year to provide lower-cost energy to New Brunswickers.

With new developments in the environmental arena, the Group will continue to address the challenges between maintaining the environment while sustaining profitability through access to even more diverse fuel sources.

2005 | 2006 ANNUAL REPORT NB POWER GROUP 9

Corporate Profiles

NB Power Generation Corporation (Genco)

Genco operates and maintains one of North America’s most diverse generating systems consisting of 14 hydro, coal, oil, Orimulsion® and diesel-powered stations. The network of conventional generating stations has an installed net capacity of 3,313 MW comprised of 1,903 MW thermal capacity, 884 MW hydro capacity and 526 MW combustion turbine capacity.

Results

Genco’s net income for the fiscal year was $51 m compared to last year’s net income of $28 million, an improvement of $23 million. The improvement is due mainly to higher out-of-province gross margin that was driven by higher export prices and increased hydro flows and an improved in-province gross margin that was driven by a reduced cost of supply due to lower loads and increased hydro flows, partially offset by the sharing of export gross margin benefits with Disco.

In 2005/06, Genco experienced an all-time record hydro flow with hydro production 43 per cent above the long-term average. The increased hydro generation resulted in reduced fuel costs and a significantly higher volume of export sales.

The year marked the first year of operations following the Business Excellence program’s significant cost and staff reductions. In 2005/06, under the leadership of vice president Darrell Bishop, Genco continued to seek further cost reductions by searching for a lower-cost alternative fuel for Coleson Cove Generating Station and improving station availability and plant maintenance processes.

Genco’s oil-fired Coleson Cove Generating Station supplies a significant amount of energy for in-province use and export sales. In response to rising oil prices and the opportunity afforded by Coleson Cove Generating Station’s ability to burn alternative liquid fuels, Genco began exploring lower-cost alternative fuels. Research and development efforts are underway and Genco expects to make a decision on a fuel alternative in 2006/07.

Achievements

Genco achieved a thermal station availability of 82.5 per cent compared to a planned availability of 85.5 per cent. Results for the year were affected by the extension of planned outages, forced outages and the reduced capacity of Grand Lake Generating Station.

In January 2006, Genco began implementing a new work order and work management system. The new system will be used to manage the work order cycle, preventive maintenance and outage planning, scheduling and reporting. When the new system is fully implemented it will allow Genco to improve plant maintenance and increase plant reliability. Genco expects to begin realizing the benefits of the more robust work management and reporting system within a year of implementation.

The energy marketing group continued to develop good relationships with counterparties and was able to access new markets. Genco also developed plans to optimize export markets through the establishment of a 24-hour marketing desk and the exploration of opportunities to obtain a US marketing license while continuing to look at developing new markets and products.

10 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

General Business

Genco produced electricity with respect for the environment. In addition to closely monitoring station air emissions, Genco minimized landfill requirements for the by-products of generation. Genco entered into a partnership with a Belledune fly ash processing plant, which processes fly ash for sale as a portland cement substitute. In its first year of operations, the process reduced the dependency on landfill in Belledune by 56 per cent.

In the fall of 2005, Genco upgraded the precipitator on Coleson Cove Generating Station Unit #3 to allow the unit to produce marketable gypsum and thereby reduce landfill. A similar upgrade is planned for Unit #2 in 2006/07.

Throughout its operations, Genco maintained a safety focus. This year, there were two days lost due to accidents. The strong safety record is due to a safety program based on partnership and active participation of management, the union, employees and the Joint Health and Safety Committees. The program has been and will continue to be the foundation for efforts to preserve the health and well-being of Genco employees, its contractors and the general public.

Genco continues to enjoy a positive working relationship with the International Brotherhood of Electrical Workers (IBEW). The current collective agreement expires December 31, 2006.

Future Plans

Looking forward, Genco will continue strong operational performance and high station availability by strengthening outage and maintenance planning and through the implementation of the new work order and work management system. It will also continue to explore lower-cost alternative fuels for Coleson Cove Generating Station.

A major focus will be the development of a plan to secure replacement energy and capacity during the refurbishment outage at Point Lepreau Generating Station. Genco will also undertake inspections and maintenance outages at each of the major thermal stations in the next two years to ensure they operate at high capacity factors throughout the 18-month refurbishment outage.

Genco
Number of positions	485
Facilities owned	14
Net load capacity	3,313 MW
Supply	approximately 75 per cent of in-province load
Customers	Disco, export markets
Net book value of fixed assets (in millions)	$1,943

2005 | 2006 ANNUAL REPORT NB POWER GROUP 11

Corporate Profiles

NB Power Nuclear Corporation (Nuclearco)

Nuclearco operates and maintains a CANDU 6 – 635 MW reactor at the Point Lepreau Generating Station. The Station provides approximately 25 per cent of New Brunswick’s electrical energy requirements.

Results

Nuclearco’s net income for the fiscal year was $5 million compared to a net loss of $10 million in 2004/05, an improvement of $15 million. The increase is mainly due to a service life adjustment that reduced amortization, offset by an increase in special payment in lieu of taxes due to increased earnings.

Plant reliability, driven by aging equipment issues, continues to be an ongoing business risk facing Nuclearco. The spring 2005 planned maintenance outage was extended from 25 days to 44 days due to feeder tubes. As a result, the Station achieved a 78.4 per cent capacity factor compared to a target of 83.0 per cent.

The loss in production from the outage extension was partially offset by the fact that the plant operated reliably throughout the remainder of the year. Following a three-day unplanned outage in August, the plant operated for 264 continuous days until the planned outage in spring 2006. This was the longest continuous run since 1999.

Achievements

On July 29, 2005, the Province of New Brunswick announced its decision to support the Board’s recommendation to refurbish the Station in partnership with Atomic Energy of Canada Limited (AECL), the original plant designer. To manage the potential impact on the Group and the Province, the NB Power Group has established a governance structure that includes oversight by the Board, the Executive and three external bodies. At the same time, Gaëtan Thomas was appointed as the new vice president of NB Power Nuclear Corporation.

Nuclearco began more detailed engineering project work in August 2005, including the development of a resource plan that supports the project, Station operations and preparation for the refurbishment outage.

It also began expansion of the Solid Radioactive Waste Management Facility, required to handle the waste resulting from retubing the reactor and the fuel from the extended operating life.

In August 2005, the Canadian Nuclear Safety Commission granted Nuclearco a six-month licence extension. Nuclearco then submitted an application for a five-year licence renewal, which was presented over a two-day hearing in February and May 2006. On June 30, 2006, the CNSC announced it had renewed the Point Lepreau Generating Station’s Nuclear Power Reactor Operating Licence to June 30, 2011. Nuclearco will seek the approval of CNSC before reloading fuel in the reactor and proceeding with the restart following the planned refurbishment outage, scheduled to be completed by September 2009.

12 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Nuclearco solicited the World Association of Nuclear Operators’ (WANO’s) assistance with various aspects of the Station operations by hosting WANO assist visits in August, September and October. These visits provided recommendations on improvements, for which management has developed plans to address.

WANO also conducted a mid-cycle review in March 2006 and noted evidence of progress on the areas for improvement identified in the 2004 Peer Review. WANO acknowledged the willingness and the desire of staff at all levels to make further improvements. Management has established plans to address any outstanding issues.

In December 2005, Nuclearco established a new joint Human Performance Working Team, comprised of management and union employees. The team began developing plans to help identify and resolve human performance issues at all organizational levels in a cooperative and constructive way.

General Business

Nuclearco continued to generate electricity with respect for the environment, allowing the Group to avoid significant carbon dioxide, sulphur dioxide and nitrogen oxide emissions.

Industrial safety results in 2004/05 identified a need for increased safety training and awareness. In 2005/06, Nuclearco renewed its focus on safety and improved its safety performance. It stayed within its industrial safety target with two lost-time accidents over the year.

Nuclearco continues to enjoy a positive relationship with the IBEW and has a labour agreement in place to December 2010.

Future Plans

Looking forward, Nuclearco’s major focus will be the execution of the refurbishment project activities on time and on budget. It will also ensure safe and reliable operations while working towards achieving world-class performance.

Nuclearco
Number of positions	676
Facility	CANDU-6 nuclear reactor
Net load capacity	635 MW
Supply	approximately 25 per cent of in-province load
Customers	Disco (95%), Maritime Electric Company, Limited (5%)
Net book value of fixed assets (in millions)	$452

2005 | 2006 ANNUAL REPORT NB POWER GROUP 13

Corporate Profiles

NB Power Transmission Corporation (Transco)

Transco operates and maintains 46 terminals and switchyards that are interconnected by over 6,700 km of transmission lines ranging in voltage from 69 kV to 345 kV. The system is interconnected with electrical systems in North America, including Quebec, Maine, Nova Scotia and Prince Edward Island.

Results

Transco’s net income for the fiscal year was $15 million compared to net income in 2004/05 of $9 million, an improvement of $6 million. The increase is mainly due to lower operations, maintenance and administration costs from the impact of the Business Excellence program in 2004/05 year and decreased finance charges.

In 2005/06, Transco achieved a strong rate of return due to abnormally high hydro flows that led to increased point-to-point transmission tariff revenue. Transco also generated additional revenue through work carried out for third parties, primarily line relocations due to road shifts.

Transco and the New Brunswick System Operator (System Operator) participated in a hearing before the New Brunswick Board of Commissioners of Public Utilities (PUB) to realign costs between Transco and the System Operator. The decision modified rates in order to transfer $2 million in costs, compensated by equivalent transfer of work, from Transco to the System Operator.

The year marked the first year of operations following the Business Excellence program’s significant cost and staff reductions. In 2005/06, under the leadership of vice president Wayne Snowdon, Transco focused its efforts on achieving the regulatory rate of return approved by the PUB, preparing for the construction of the International Power Line, and transmission system maintenance, reliability, safety.

Achievements

Transco is constructing the International Power Line in partnership with Bangor Hydro. The 345 kV transmission line will run from the Point Lepreau switchyard to the Orrington, Maine (south of Bangor) switching station. The line provides a second major interconnection between New Brunswick and New England. It also increases reliability and efficiency and allows for further market development.

The line is scheduled to be in-service by December 2007. Work continued throughout the year in preparation for construction. In June 2005, the specific route for the Canadian side of the International Power Line was approved. Transco prepared field documents in compliance with the National Energy Board Certificate of Public Convenience and Necessity and received approvals in December 2005. In January 2006, final permits were received on the U.S. side and Transco began construction with the first clearing activities.

Transco continued to provide a reliable transmission system. The overall reliability performance was within the 10-year cumulative average. However, Transco exceeded the target for the total number of faults per 100 km of line, due to an above-average amount of lightning.

14 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

To ensure the reliability of the system, Transco continued to upgrade the transmission system through its ongoing replacement programs for breakers, insulators and line life extensions. Transco also upgraded the terminal yard in Edmundston, lightning arrestors and purchased a spare transformer for Point Lepreau.

Transco implemented the first phase of the Workforce Management System to set the foundation for process definition and improvement, allowing for efficiency and productivity improvements. The implementation consolidated paper and online systems into one. Transco will review its processes and implement process and technology improvements to achieve greater efficiencies. The efficiencies will allow Transco to absorb the loss of employees in the staff reductions.

General Business

Transco provided electricity with respect for the environment and maintained an Environmental Management System that is ISO-14001 compliant. In addition, all work done during the construction of the International Power Line is in compliance with the environmental requirements.

It has been a very challenging time for Transco in the area of safety. Following a serious accident in April 2005, Transco has been further developing the safety culture and instilling safety in all of its work. It has developed with each employee a commitment to personal safety and safety leadership. In addition, it has conducted a management field safety visit program.

Transco continues to enjoy a positive relationship with the IBEW and has a labour agreement in place to December 2007.

Future Plans

The major area of focus for Transco will continue to be the construction of the International Power Line and maintaining the transmission system to provide a reliable system throughout the Point Lepreau Generating Station refurbishment outage. In the future, Transco will focus on further process efficiencies and productivity gains through the next two phases of Workforce Management.

Transco
Number of positions	279
Number of km of transmission lines	6,703
Export capacity	2,377 MW
Import capacity	1,680 MW
Net book value of fixed assets (in millions)	$338

2005 | 2006 ANNUAL REPORT NB POWER GROUP 15

Corporate Profiles

New Brunswick Power Distribution and Customer Service Corporation (Disco)

Disco is the standard service supplier, responsible for securing adequate capacity and energy supplies to meet customer demand in New Brunswick. Disco delivers safe, reliable and reasonably-priced energy to its customers by way of its 20,000 km of distribution lines and substations. It also provides valuable customer services through its regional offices, customer contact centres, account managers and energy advisors.

Results

Disco’s net income for the fiscal year was $25 million compared to a net income of $7 million in 2004/05, an improvement of $18 million. This is primarily attributed to a higher in-province gross margin due to higher hydro flows reducing in-province costs, lower energy required to service in-province load, and higher in-province revenue due to a six per cent rate increase. Greater-than-anticipated export benefits also reduced in-province costs significantly. The net income was also impacted by lower operations, maintenance and administration costs resulting from the Business Excellence program in 2004/05 and higher payments in lieu of income taxes.

In 2005/06, the System Average Interruption Frequency Index (SAIFI), used to measure the frequency of interruptions, increased slightly over previous years. This was due to severe wind storms and outages in New Brunswick caused by the worst hurricane season in the U.S. in years.

The year marked the first year of operations following the Business Excellence program’s significant cost and staff reductions. In July 2005, Rock Marois was appointed as Disco’s new vice president. Throughout 2005/06, Disco focused on preparing and delivering its application for a rate increase, implementing process efficiencies to reduce costs and maintaining system reliability.

Achievements

For the first time since 1993, Disco appeared before the PUB to present its application for an average 11.4 per cent rate increase. Disco requested the rate increase to address its forecasted revenue shortfall of $123 million for 2006/07, driven largely by the dramatic rise in fuel prices.

Over the course of the rate application, Disco answered approximately 2,000 information requests and participated in 56 days of hearings that generated over 6,000 pages of transcripts. In the end, the PUB accepted Disco’s costs and as such, the PUB acknowledged that Disco was effectively controlling costs and running its business well. After reviewing the PUB’s decision, the Province announced an overall 6.9 per cent rate increase effective July 2006.

The Business Excellence program’s staff reductions posed challenges for many Disco employees who needed to adapt to new roles, responsibilities and significant business process changes. In April 2005, Disco began exploring opportunities to strengthen its organizational structure. It established centres of excellence to centralize provincial work in one work location. In addition, further information systems implementations and enhancements have allowed Disco to continue to meet its existing workload with a reduced number of employees.

16 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

As part of the cost reductions, Disco undertook a meter estimating pilot project. Due to exceptionally warm weather, Disco had a number of difficulties with the estimating formula during the winter months of the trial. Based on the results of the pilot, Disco suspended its meter estimating.

On January 20, 2006, the first phase of the Workforce Management System was implemented across the province on time and on budget. The project was undertaken to improve operational productivity and access to key operational information, leverage Disco’s investment in existing technologies and reduce Disco’s operational costs. It also provided the platform for future phases that will allow Disco to further streamline its work processes to become more efficient in responding to customer inquiries.

General Business

Throughout the year, Disco delivered electricity with respect for the environment. It operated consistently with ISO 14001 and the Environmental Management System.

With the provincial government’s Renewable Portfolio Standard and new developments in the environmental arena, activity in the renewable energy portfolio increased. In July 2005, Disco implemented a net metering policy. The policy allows generating facilities outside the NB Power Group to generate energy from renewable resources and connect to the distribution system. In October 2005, Disco issued a request for expressions of interest for the development of wind generation.

Throughout its operations, Disco maintained a strong safety record with only one lost time accident and a renewed attention to public safety through a refocused campaign launched in March 2006. It also improved leaders’ training and focused on a safety mindset.

Disco continues to enjoy a positive relationship with the IBEW and has a labour agreement in place to December 2007.

Future Plans

Disco will continue to seek additional cost containments through process and technology changes and culture shifts. It will also examine opportunities to continue to meet customer expectations while managing costs.

Disco
Number of positions	647
Number of direct customers	328,771
Number of indirect customers (wholesale)	41,889
Number of calls per year (inbound and outbound)	856,000
Number of poles	366,000
Number km of primary wires	20,045
Net book value of fixed assets (in millions)	$539

2005 | 2006 ANNUAL REPORT NB POWER GROUP 17

18 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Financial Review
Management’s Discussion and Analysis.	20
Management’s and Auditors’ Reports	32
Combined Financial Statement	33
Notes to the Combined Financial Statements	37
Statistical Overview.	54

2005 | 2006 ANNUAL REPORT NB POWER GROUP 19

FOR THE YEAR ENDED MARCH 31, 2006
Management's Discussion and Analysis

Management’s Discussion and Analysis reviews financial results from operations for the fiscal year ended March 31, 2006 relative to the previous year. This section should be read in conjunction with the Combined Financial Statements and accompanying notes. The Combined Financial Statements include the accounts of New Brunswick Power Holding Corporation (Holdco) and those of its subsidiaries

•

New Brunswick Power Generation Corporation (Genco)*

•

New Brunswick Power Nuclear Corporation (Nuclearco)

•

New Brunswick Power Transmission Corporation (Transco)

•

New Brunswick Power Distribution & Customer Service Corporation (Disco)

* including the New Brunswick Power Coleson Cove Corporation (Colesonco), formed as a subsidiary of Genco upon restructuring, and NB Coal Limited (NB Coal)

This is collectively referred to as either the NB Power Group or the Corporation.

Financial Viability

The NB Power Group recorded a net income of $96 million in 2005/06 compared with a net income of $9 million in 2004/05.

There were four major factors that contributed to the year-over-year improvement: significantly above-average hydro; the impact of hurricane Katrina on natural gas prices, which caused high New England export prices for excess power; lower in-province winter demand, leaving excess capacity for export; and finally, the company’s Business Excellence program.

The increase in hydro flows at 43 per cent above the long-term average resulted in a decrease of $50 million in energy costs, and an increase in out-of-province revenue of $74 million due to higher average prices for export energy. New Brunswick also experienced warmer-than-normal winter weather and required less energy to heat homes. The Group was able to sell its excess energy in the export markets at a time when the market was offering higher-than-average prices to purchase energy.

Total revenue was $1,585 million in 2005/06, which is an increase of $182 million or 13 per cent from 2004/05. Out-of-province revenue increased by $128 million or 51 per cent from 2004/05.

The Group’s Business Excellence program involved cost reductions, a ten percent reduction in staff, an improved business planning and budgeting process and the use of a balanced scorecard methodology to increase efficiency and reduce costs. Together, the staff reductions and cost reduction initiatives led to $40 million in annual cost reductions for 2005/06 and future years.

Rate Strategy

A significant portion of the Group’s generating capacity is fuelled by oil, coal and natural gas. Due to the relentless rise in fossil fuel prices over the last couple of years, the NB Power Group submitted a rate application to the New Brunswick Board of Commissioners of Public Utilities (PUB).

Disco had requested an overall increase in firm rates of 11.4 per cent, effective April 1, 2006. Disco requested the increase to recover the budgeted 2006/07 revenue shortfall of $123 million driven mainly by rising fuel costs.

On June 19, 2006, the PUB approved an overall rate increase of 9.6 per cent, effective August 1, 2006. On June 30, 2006, the Province of New Brunswick modified the PUB decision pursuant to section 105(1) of the Electricity Act. The overall increase in firm rates approved by the Lieutenant-Governor in Council is 6.9 per cent. Pursuant to section 105(2), the Lieutenant-Governor in Council ruled that the rates would become effective July 1, 2006. This will result in a projected revenue shortfall for 2006/07 of $68 million.

Business Development

The NB Power Group continues its Business Excellence program to reduce operating costs and transform into a business-focused organization through an improved business planning and budgeting process and the use of a balanced scorecard methodology to increase efficiency. In addition to its focus on Business Excellence, the Group is also continuing its long-term business development projects.

Point Lepreau Generating Station Refurbishment

On July 29, 2005, the Province of New Brunswick announced its decision to support the Board’s recommendation to refurbish the Station in partnership with Atomic Energy of Canada Limited (AECL), the original plant designer. The refurbishment project will extend the Station’s life to 2034, providing the NB Power Group with electricity from a fuel source that is not linked to volatility in fuel pricing. The refurbished station will also continue to provide an environmental benefit by generating electricity that avoids significant carbon dioxide, sulphur dioxide and nitrogen oxide emissions.

20 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Planning started in 2000 with a definition of the appropriate scope and schedule for refurbishment. With approval in 2005, the project is now well-underway. It will culminate in an 18-month planned outage that will begin April 2008 and be completed by September 2009.

Plant reliability, driven by aging equipment issues, continues to be an ongoing business risk facing Nuclearco. The $1 billion project will replace all 380 fuel channels and calandria tube assemblies and feeders. Other equipment replacements, inspections and upgrades will also be undertaken to allow the Station to operate for its extended life.

Preparing for Point Lepreau Generating Station Refurbishment

Genco is being challenged to ready its generation system to run at high availability levels from October 2007 to April 2010, covering the period of the outage for refurbishment and the winter months that precede and follow it.

Transco is readying the transmission system to increase import energy in time for the Station being out of service. Transco is also performing proactive maintenance to ensure system reliability.

Genco and Disco are working together to develop a comprehensive strategy to replace capacity and energy while the Station undergoes refurbishment. The strategy will consider Genco assets, market conditions and availability of third-party supply, the associated transmission requirements and rate issues.

International Power Line

In 2001, Transco partnered with Bangor Hydro to construct the International Power Line, a 345 kV transmission line from the Point Lepreau switchyard to the Orrington, Maine (south of Bangor) switching station. The $60 million project will provide a second major interconnection between New Brunswick and New England. It also increases reliability and efficiency and allows for further market development.

The line is scheduled to be in-service by December 2007. Work continued throughout the year in preparation for construction. In June 2005, the specific route for the Canadian side of the International Power Line was approved. Transco prepared field documents in compliance with the National Energy Board Certificate of Public Convenience and Necessity and received approvals in December 2005. By January 2006, all permits had been obtained for construction on the Canadian and U.S. sides.

Alternative Fuels

Genco’s oil-fired Coleson Cove Generating Station supplies a significant amount of energy for in-province use and export sales. In response to rising oil prices and the opportunity afforded by Coleson Cove Generating Station’s ability to burn alternative liquid fuels, Genco began exploring lower-cost alternative fuels. Research and development efforts are underway and Genco expects to make a decision on a fuel alternative in 2006/07.

2005 | 2006 ANNUAL REPORT NB POWER GROUP 21

FOR THE YEAR ENDED MARCH 31, 2006
Management's Discussion and Analysis

Financial and Operating Statistics

Financial and Operating Performance Factors
	2005/06	2004/05	2003/04
Hydro net generation as percentage of long-term average	143%	106%	120%
Point Lepreau Generating Station net capacity factor	78.4%	76.7%	85.6%
Average heavy fuel oil price ($US/bbl Platt’s NY 3%)	$40.42	$26.50	$23.23
Average natural gas price ($US/mmBTU)	$9.35	$6.12	$5.44
Average ICR* coal marker price ($US/ton)	$53.82	$65.32	$46.91
Average New England on-peak prices ($US/MWh)**	$84.27	$59.85	$48.58
Canadian dollar at March 31st ($US equivalent)	$0.857	$0.828	$0.763

* International Coal Report   ** net of congestion and marginal losses

The following factors have a significant impact on financial performance because they affect the cost of generation or price competitiveness in export markets

•

Hydro Generation – As the NB Power Group’s lowest-cost fuel to generate electricity, hydro typically accounts for approximately 15 per cent of total production. When flows are below anticipated levels, other more expensive fuels are used to account for the shortfall, thereby increasing generation costs. Conversely, when flows are higher than anticipated levels this reduces the use of expensive fuels and thereby decreases generation costs.

•

Nuclear Generation – Supplying 25-30 per cent of New Brunswick’s energy requirements, and up to 25 per cent of total production, consistent performance from the Point Lepreau Generating Station is essential to positive financial performance. Planned maintenance outages have been scheduled annually with increased emphasis on feeder inspections. Nuclear performance continues to be an ongoing business risk facing the Corporation.

•

Oil Prices – Heavy fuel oil represents approximately 35 per cent of fuel and purchased power costs and it is also used as the replacement fuel when low-cost nuclear and hydro generation is unavailable. To minimize short- to medium-term heavy fuel oil price exposure, the Corporation hedges its forecasted in-province and firm export requirements 18 months forward.

•

Natural Gas Prices – The Group has two purchased power contracts tied to natural gas prices and price fluctuations will affect the cost to supply in-province load. The Corporation hedges a significant percentage of this exposure. These contracts represent 25 to 30 per cent of the total fuel and purchased power costs.

•

Coal Prices – Coal represents 15 per cent of total fuel and purchased power costs and is purchased through tendered contracts of one to two years.

•

Exchange Rates – The NB Power Group is exposed to foreign exchange risk through fuel and purchased power priced in US dollars that exceeds revenue received in US dollars. The Corporation hedges a significant portion of the net known and forecasted US dollar requirements.

22 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Management’s Discussion and Analysis Overview

Financial Performance (in millions)	2005/06	2004/05	2003/04
Net income (loss)	$96	$9	($18)
Cash flow from operations	$319	$245	$256
Free cash inflow (outflow)	$54	($161)	($376)
Reduction (increase) in net debt	$26	$204	($321)

Financial Ratios and Percentages	2005/06	2004/05	2003/04
Operating margin	21%	14%	14%
Operating cash flow/capital expenditures	1.53x	0.72x	0.52x
Operating cash flow/total debt	0.10x	0.08x	0.08x
Per cent of debt in capital structure	93%	96%	106%
Interest coverage ratio	1.74x	0.97x	0.88x

The NB Power Group recorded a net income of $96 million in 2005/06 compared with a net income of $9 million in 2004/05.

The most significant factor contributing to the change in year-over-year net income was an increase in gross margin of $116 million. Major contributors to the increase were hydro flows at 43 per cent above the long-term average that resulted in a decrease of $50 million in energy costs, and an increase in out-of-province revenue of $74 million due to higher average prices for export energy.

Other positive factors contributing to the year-over-year change in net income were

•

higher in-province revenue due to the rate increases implemented, offset by lower sales due to warmer weather and lower interruptible prices and volumes

•

decreased operations, maintenance and administration costs mainly due to reduced labour costs associated with a staff reduction program in the previous year

Other factors that offset the impact of these positive developments were

•

higher overall fuel and purchased power prices

•

higher special payments in lieu of income taxes arising from higher earnings

2005 | 2006 ANNUAL REPORT NB POWER GROUP 23

FOR THE YEAR ENDED MARCH 31, 2006
Management's Discussion and Analysis

Management’s Discussion and Analysis Overview (continued)

Cash flow from operations in 2005/06 increased by $74 million to $319 million. This resulted primarily from the increase in net income.

The NB Power Group’s debt decreased by $26 million in 2005/06 as a result of the positive cash flow from operations offset largely by borrowing required for the Point Lepreau Refurbishment Project.

Operating Results 2005/06

Revenue Overview (in millions)	2005/06	2004/05	2003/04
Sales of power
In-province	$1,056	$1,049	$1,009
Out-of-province	379	251	246
Miscellaneous	73	62	56
Transmission	77	41	-
Total revenues	$1,585	$1,403	$1,311
Per cent increase year-over-year	13%	7%	3%

Total revenues was $1,585 million in 2005/06, which is an increase of $182 million or 13 per cent from 2004/05.

In-Province Revenue (in millions)	2005/06	2004/05	2003/04
Residential	$436	$427	$409
Industrial	310	319	306
General service	213	203	196
Wholesale	82	81	80
Street lights and energy imbalance	15	19	18
Total	$1,056	$1,049	$1,009
GWh	13,886	14,606	14,648

24 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

In-province revenue was $1,056 million in 2005/06, representing an increase of $7 million or 0.7 per cent from 2004/05. The main contributors to the year-over-year variance were

•

a three per cent average rate increase implemented March 31, 2005, and another three per cent rate increase in July 2005, which increased revenue by $59 million offset by

•

lower sales volume due to warmer than normal weather, which decreased revenue by

$27 million

•

lower sales volume due to strikes and shutdowns in the pulp and paper industry, which decreased revenue by $8 million

•

lower interruptible sales which decreased revenue by $12 million

•

a net energy imbalance charge paid by Genco and Nuclearco to the New Brunswick System Operator (System Operator) decreased revenue by $5 million (this is offset by a net redistribution credit paid to Disco from the System Operator in fuel and purchased power costs, resulting in an overall net reduction to net income of $1 million)

Out-of-Province Revenue (in millions)	2005/06	2004/05	2003/04
Revenue	$379	$251	$246
GWh	4,682	3,813	3,922

In 2005/06, out-of-province revenue increased by $128 million or 51 per cent from 2004/05. The main contributors to the year-over-year variance were

•

an increase of $54 million resulting from more energy available for sale due to lower in-province demand and higher hydro performance

•

an increase of $74 million due to higher average prices for export energy

Miscellaneous Revenue

Miscellaneous revenue consists primarily of water heater rentals, pole attachment fees, the sale of steam and generation by-products and fees for secondment services provided to the System Operator (commenced after October 1, 2004). Miscellaneous revenue increased by $11 million or 18 per cent from 2004/05 to $73 million in 2005/06, primarily due to increased third-party billings, steam sales and water heater rentals.

Transmission Revenue and Expense

The transmission revenue represents recoveries from the System Operator for the transmission revenue requirement. The transmission expense includes charges for connection fees, point-to-point tariff, and scheduling services.

Transmission revenue was $77 million, an increase of $36 million compared to the previous year. The transmission expense was $86 million, an increase of $40 million compared to the previous year. These increases are mainly due to the previous year’s figures only accounting for the six-month period commencing on October 1, 2004.

2005 | 2006 ANNUAL REPORT NB POWER GROUP 25

FOR THE YEAR ENDED MARCH 31, 2006
Management's Discussion and Analysis

Expenses

Expenses Overview (in millions)	2005/06		2004/05		2003/04
	$	%	$	%	$	%
Fuel and purchased power	$512	34%	$497	36%	$467	36%
OM&A	373	25	384	28	355	27
Amortization and decommissioning	217	15	219	15	213	16
Transmission	86	6	46	3	-	-
Taxes	47	3	41	3	33	2
Write-off of fuel handling system costs	-	-	-	-	44	3
Finance charges	199	13	202	15	217	16
Special payments	55	4	5	-	-	-
Total	$1,489	100%	$1,394	100%	$1,329	100%
Percentage increase (decrease) year-over-year		7%		5%		(2%)

Total expenses increased 7 per cent to $1,489 million in 2005/06. This $95 million increase resulted from the following factors

•

$15 million increase in fuel and purchased power costs due to overall higher fuel and purchased power prices offset by above-average hydro and increased nuclear generation

•

$40 million increase in transmission expenses paid to the System Operator

•

$56 million increase in special payments in lieu of income and capital taxes paid to

New Brunswick Electric Finance Corporation (Electric Finance) and property taxes offset by

•

$11 million decrease in operations, maintenance and administration costs primarily due to reduced labour, pension and early retirement costs resulting from previous year’s staff reduction program

•

$3 million decrease in finance charges arising from the restructuring of NB Power in 2004/05

•

$2 million decrease in amortization and decommissioning

Fuel and Purchased Power (in millions)	2005/06		2004/05		2003/04
	$	%	$	%	$	%
Hydro	$0	0%	$0	0%	$0	0%
Nuclear	11	2	9	2	10	2
Thermal	351	69	366	74	364	78
Purchases	150	29	122	24	93	20
Total	$512	100%	$497	100%	$467	100%

26 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

The cost of fuel and purchased power was $512 million in 2005/06, an increase of $15 million or 3.0 per cent from 2004/05. Heavy fuel oil represented 35 per cent of this spending while purchased power from utilities in Nova Scotia, Maine, Quebec and New Brunswick accounted for 29 per cent. The year-over-year increase in fuel and purchased power costs was attributable to the following factors

•

overall fuel and purchased power prices were higher on average, increasing costs by

$68 million

•

overall higher load increased costs by $2 million

offset by

•

increased hydro flows at 143 per cent of the long-term average in 2005/06 compared to 106 per cent in 2004/05, resulting in decreased energy costs of $50 million

•

Point Lepreau’s net capacity factor of 78.4 per cent during 2005/06 compared to 76.7 per cent in 2004/05 decreased generation costs by $5 million

Operations, Maintenance & Administration (in millions)	2005/06	2004/05	2003/04
OM&A expenses	$373	$384	$355

Operations, maintenance and administration costs were $373 million in 2005/06, a decrease of $11 million or three per cent from 2004/05. This was mainly due to the following factors

•

labour, early retirement, and pension costs were $31 million lower due to the previous year’s staff adjustment program that reduced the Corporation’s workforce by 10 per cent offset by

•

increased costs of $20 million resulting from regulatory hearing costs, plant outage and maintenance costs, increased allowance for doubtful accounts and inventory obsolescence

Amortization and Decommissioning (in millions)	2005/06	2004/05	2003/04
Amortization and decommissioning	$217	$219	$213

Amortization and decommissioning costs were $217 million in 2005/06, a decrease of $2 million or one per cent from 2004/05. This was primarily due to

•

nuclear service life adjustment reducing amortization costs by $19 million offset by

•

an increase in thermal amortization expense of $17 million mainly due to the Coleson Cove Generating Station refurbishment project being completed and these assets being in service for all of 2005/06

2005 | 2006 ANNUAL REPORT NB POWER GROUP 27

FOR THE YEAR ENDED MARCH 31, 2006
Management's Discussion and Analysis

Taxes (in millions)	2005/06	2004/05	2003/04
Taxes	$47	$41	$33

Taxes other than special payments in lieu of income taxes were $47 million in 2005/06, an increase of $6 million or 15 per cent from 2004/05. This was mainly due to required payments to Electric Finance for special payments in lieu of provincial capital taxes.

Write-off of Fuel Handling System Costs (in millions)	2005/06	2004/05	2003/04
Write-off of Fuel Handling System costs	$-	$-	$44

This one-time write-off in March 2004 was related to expenditures for the development and construction of an off-loading facility capable of handling the delivery of Orimulsion® fuel for the Coleson Cove Generation Station.

Finance Charges (in millions)	2005/06	2004/05	2003/04
Finance charges	$199	$202	$217

Finance charges were $199 million in 2005/06, a decrease of $3 million or one per cent from 2004/05. This was mainly due to the reduction in debt resulting from the reorganization of the Corporation in 2004/05, offset by an increase in interest costs related to the completion of the Coleson Cove Generating Station refurbishment project and the associated finance charges being charged to income.

Special Payments in Lieu of Income Taxes (in millions)	2005/06	2004/05	2003/04
Special payments in lieu of income taxes	$55	$5	$-

Effective October 1, 2004, the NB Power Group was required to make special payments in lieu of income taxes to Electric Finance. These payments consist of an income tax component based on accounting net income and a federal capital tax component.

Special payments in lieu of income taxes were $55 million in 2005/06, an increase of $50 million from 2004/05.  This increase was due to an increase in earnings in 2005/06 and the full year’s earnings being subject to these special payments.

28 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Liquidity and Capital Resources

Capital Expenditures (in millions)	2005/06	2004/05	2003/04
Major project capital expenditures	$102	$220	$412
Regular project capital expenditures	107	115	85
Total capital expenditures	$209	$335	$497

Capital expenditures, net of proceeds on disposal and customer contributions, were $209 million in 2005/06. This decrease of $126 million or 38 per cent from 2004/05 resulted from the following factors

•

$207 million decrease in spending on the Coleson Cove Generating Station refurbishment project as the project was completed in December 2004

•

$8 million decrease in regular capital expenditures

offset by

•

$89 million increase in Point Lepreau Generating Station refurbishment project spending

Cash Flow from Operations (in millions)	2005/06	2004/05	2003/04
Cash flow from operations	$319	$245	$256

Cash flow from operations in 2005/06 increased by $74 million to $319 million. This resulted primarily from the increase in net income.

Free Cash Inflow (Outflow) (in millions)	2005/06	2004/05	2003/04
Cash flow from operations	$319	$245	$256
Capital expenditures	(209)	(335)	(497)
Other investments	-	(6)	-
Decrease (increase) in working capital	(11)	(51)	29
Nuclear decommissioning and used fuel management funds – installments and earnings	(40)	(13)	(156)
Other	(5)	(1)	(8)
Free cash inflow (outflow)	$54	$(161)	$(376)

Free cash inflow was $54 million in 2005/06, an increase of $215 million over 2004/05. The primary reasons for the increase were

•

reduced capital spending

•

increased cash flow from operations due to increased net income

2005 | 2006 ANNUAL REPORT NB POWER GROUP 29

FOR THE YEAR ENDED MARCH 31, 2006
Management's Discussion and Analysis

Reduction (Increase) in Net Debt (in millions)	2005/06	2004/05	2003/04
Free cash inflow (outflow)	$54	$(161)	$(376)
Foreign exchange adjustment and deferred debt costs	-	(3)	-
Net reduction in debt due to restructuring	-	365	-
Dividends paid	(11)	-	-
Change in cash	(17)	3	55
Reduction (increase) in net debt	$26	$204	$(321)

Net debt decreased by $26 million in 2005/06. This was mainly due to the following factors • increased free cash flow offset by • payment of dividends • increased ending cash balance

Total Net Debt (in millions)	2005/06	2004/05	2003/04
Long-term debt	$2,887	$2,816	$2,883*
Short-term indebtedness	243	340	477
Total net debt	$3,130	$3,156	$3,360
Debt/capital	93%	96%	106%
Cash flow from operations/total debt	0.10x	0.08x	0.08x

* Long-term debt is net of sinking fund investments

The Group’s debt levels will increase in future years with refurbishment of Point Lepreau Generating Station and construction of the second International Power Line. The level of short-term borrowings fluctuates depending on the timing of debt maturities and capital investment requirements. Since restructuring on October 1, 2004 the Corporation issues long- and short-term notes to Electric Finance. Under the authority of the Electricity Act, Electric Finance issues debt in the name of the Province of New Brunswick.

30 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Significant Accounting Estimates

Amortization

The NB Power Group has an amortization review process whereby the service life of major asset categories are reviewed every five years or more frequently as circumstances warrant. These reviews include physical inspection of the asset and review of maintenance and retirement history, technological obsolescence and industry practices. The current estimated useful lives of assets are in Note 4(a) of the Financial Statements.

The amortization expense for the year ended March 31, 2006 is $200 million (2005 – $201 million).

Plant decommissioning and used nuclear fuel management

Effective April 1, 2002, the NB Power Group adopted the Canadian Institute of Chartered Accountants standard for asset retirement obligations requiring recognition of the net present value of these liabilities when incurred. The key assumptions on which the liabilities are based are disclosed in Note 18 of the Financial Statements and these assumptions are updated on a periodic basis.

The Government of Canada enacted the Nuclear Fuel Waste Act in 2002 creating the Nuclear Waste Management Organization (NWMO). The organization’s mandate is to recommend to the federal government the best approach for management of used nuclear fuel waste. The NWMO submitted its recommendations to the federal government in November 2005. The approach selected by the federal government could significantly change the liability currently recorded in the Financial Statements for used nuclear fuel management.

The thermal and nuclear decommissioning expense for the year ended March 31, 2006 is $17 million (2005 – $18 million).

Future employee benefits

Employees of the NB Power Group belong to the Province of New Brunswick’s superannuation defined benefit pension plan (see Note 15 of the Financial Statements). The Corporation also has a retirement allowance program and at times has early retirement costs (see Note 19).

Unbilled revenue

As the NB Power Group bills residential and general service customers on a cyclical basis, the revenue for energy supplied but not billed at the end of each fiscal period is estimated and recorded. This estimate is based on substation readings and average rates. The revenue accrued at March 31, 2006 was $36 million (2005– $36 million).

Overhead to capital

As described in Note 4(a) of the Financial Statements, the Corporation adds an overhead to capital projects for indirect charges for administration and other expenses. The amount of overhead charged to capital in the year ended March 31, 2006 is $11 million (2005 –  $11 million).

2005 | 2006 ANNUAL REPORT NB POWER GROUP 31

FOR THE YEAR ENDED MARCH 31, 2006
Management's and Auditors' Reports

Management Report

May 26, 2006

The NB Power Group’s financial statements have been prepared by management, who are responsible for the integrity, accuracy and fairness of the information. The accounting principles followed in the financial statements are generally accepted in Canada. The financial information presented throughout the annual report is consistent with the financial statements.

Systems of internal control and supporting procedures are maintained to provide assurance that transactions are authorized, assets are safeguarded and records properly maintained. These controls and procedures include

•

system security and various financial controls

•

quality standards in hiring and training of employees

•

a code of conduct

•

an organizational structure that provides a well-defined division of responsibilities

•

performance accountability

•

communication of policies and guidelines through the Corporation

Internal controls are reviewed and evaluated by audit programs which are subject to scrutiny by external auditors.

The ultimate responsibility for the financial statements rests with the Board of Directors. The Board is assisted in its responsibilities by the Audit Committee, which reviews the recommendations of internal and external auditors for improvements in internal control and the action of management to implement such recommendations. In carrying out its duties and responsibilities, the Audit Committee meets regularly with management and with external and internal auditors to review the scope and timing of their respective audits, to review their findings and to satisfy itself that its responsibility has been properly discharged. The Audit Committee reviews the financial statements and recommends them for approval by the Board of Directors.

The Corporation’s external auditors, Deloitte & Touche LLP, have conducted an independent examination of the financial statements in accordance with auditing standards generally accepted in Canada, performing such tests and other procedures as they consider necessary to express the opinion in their Auditors’ Report. The external auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings as to the integrity of the Corporation’s financial reporting and the adequacy of internal control systems.

David D. Hay

Sharon MacFarlane

President & CEO

Vice President - Finance

Auditors’ Report

May 26, 2006

The Honourable Herménégilde Chiasson

Lieutenant-Governor of New Brunswick

Fredericton, New Brunswick

Sir:

We have audited the combined balance sheet of NB Power Holding Corporation (the “Corporation”) as at March 31, 2006 and the combined statements of operations, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Saint John, NB

32 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Combined Financial Statements

Combined Statement of Operations for the year ended March 31 (in millions)

	2006	2005
Revenues (Notes 3 & 5)
Sales of power
In-province	$1,056	$1,049
Out-of-province	379	251
Miscellaneous	73	62
Transmission	77	41
	1,585	1,403

Expenses
Fuel and purchased power	512	497
Transmission (Note 3)	86	46
Operations, maintenance and administration	373	384
Amortization and decommissioning (Note 6)	217	219
Taxes (Note 7)	47	41
	1,235	1,187
Income before finance charges & special payments in lieu of income taxes	350	216
Finance charges (Note 8)	199	202
Income before special payments in lieu of income taxes	151	14
Special payments in lieu of income taxes (Note 9)	55	5
Net income for the year	$96	$9

Combined Statement of Deficit for the year ended March 31 (in millions)

	2006	2005
Deficit, beginning of year	$(191)	$(195)
Net income for the year	96	9
Dividends declared (Note 10)	(12)	(5)
Deficit, end of year	$(107)	$(191)

2005 | 2006 ANNUAL REPORT NB POWER GROUP 33

FOR THE YEAR ENDED MARCH 31, 2006
Combined Financial Statements

Combined Balance Sheet as at March 31 (in millions)

	2006	2005
Current Assets
Cash and short-term investments (Note 11)	$21	$4
Accounts receivable (Note 21)	208	217
Materials, supplies and fuel	151	106
Prepaid expenses	4	3
	384	330

Property, Plant and Equipment (Note 12)
Land, buildings, plant and equipment, at cost	6,501	6,320
Less: accumulated amortization	3,221	3,047
	3,280	3,273

Long-Term Assets
Nuclear decommissioning and used fuel management funds (Note 13)	229	189
Other investments (Note 14)	6	6
	235	195

Other Assets
Future special payments in lieu of income taxes (Note 9)	-	5
Deferred pension benefit (Note 15)	70	71
	70	76
Total Assets	$3,969	$3,874

On Behalf of New Brunswick Power Holding Corporation

Derek H. Burney                     David D. Hay

Chairman                                 President & Chief Executive Officer

34 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Combined Balance Sheet  as at March 31  (in millions)

	2006	2005
Current Liabilities
Short-term indebtedness (Note 16)	$243	$340
Accounts payable and accruals (Note 21)	228	199
Accrued interest (Note 21)	59	60
Current portion of long-term debt (Note 17)	232	357
	762	956

Long-Term Debt (Note 17)
Debentures and other loans	2,655	2,459

Deferred Liabilities
Plant decommissioning and used nuclear fuel management (Note 18)	261	251
Other (Note 19)	71	72
	332	323

Shareholders’ Equity
Capital stock (Note 10)	140	140
Contributed surplus	187	187
Deficit	(107)	(191)
	220	136
Total Liabilities & Shareholders’ Equity	$3,969	$3,874

2005 | 2006 ANNUAL REPORT NB POWER GROUP 35

FOR THE YEAR ENDED MARCH 31, 2006
Combined Financial Statements

Combined Statement of Cash Flows  for the year ended March 31 (in millions)

	2006	2005
Operating Activities
Net income for the year	$96	$9
Amounts charged or credited to operations not requiring a current cash payment (Note 20)	223	236
	319	245
Nuclear decommissioning and used fuel management funds installments and earnings	(40)	(13)
Decommissioning liability expenditures	(5)	(1)
Net change in non-cash working capital balances	(11)	(51)
	263	180

Investing Activities
Expenditure on property, plant and equipment, net of proceeds on disposal and customer contributions	(209)	(335)
Other investments	-	(6)
	(209)	(341)

Financing Activities
Debt retirements	(357)	(58)
Sinking fund installments and earnings	-	(27)
Proceeds from issuance of long-term debt	428	297
Increase (decrease) in short-term indebtedness	(97)	(54)
Dividends paid	(11)	-
	(37)	158
Net cash inflow (outflow)	17	(3)
Cash, beginning of year	4	7
Cash, end of year	$21	$4

36 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Notes to the Combined Financial Statements

1. Incorporation

Incorporation

The New Brunswick Power Corporation (NB Power) was established as a Crown Corporation of the Province of New Brunswick in 1920 by enactment of the New Brunswick Electric Power Act.

On October 1, 2004 the Province of New Brunswick proclaimed the Electricity Act, which resulted in the reorganization of NB Power and the restructuring of the electricity industry in New Brunswick. NB Power was continued as New Brunswick Power Holding Corporation (Holdco) with four new subsidiary operating companies that commenced operations on this date. The subsidiaries include

•

New Brunswick Power Generation Corporation*(Genco)

•

New Brunswick Power Nuclear Corporation (Nuclearco)

•

New Brunswick Power Transmission Corporation (Transco)

•

New Brunswick Power Distribution and Customer Service Corporation (Disco)

* including the New Brunswick Power Coleson Cove Corporation (Colesonco), formed as a subsidiary of Genco upon restructuring, and NB Coal Limited (NB Coal)

The Electricity Act resulted in the establishment of the New Brunswick Electric Finance Corporation (Electric Finance), a Crown Corporation and agent of the Crown, whose purpose is to facilitate the conversion of NB Power’s debt to appropriate levels in the subsidiary operating companies and to assume and reduce the remaining portion of NB Power’s debt.

The Electricity Act also resulted in the establishment of the New Brunswick System Operator (System Operator), a not-for-profit body whose primary objective is to independently direct the operation of the electricity market and maintain the long-term adequacy and reliability of the electricity system.

2. Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with the preceding year. The combined financial statements include the accounts of Holdco and those of its subsidiaries listed above (collectively the Corporation).

3. Basis of Regulation

Transco

The New Brunswick Board of Commissioners of Public Utilities (PUB) regulates the Open Access Transmission Tariff (OATT).  The OATT establishes non-discriminatory access to the transmission system for generators and customers inside and outside the province and generates revenues for the Corporation to operate and maintain the transmission system.

The System Operator has responsibility for the design and administration of the OATT. As such, Transco bills the System Operator for the majority of its revenue requirement, which the System Operator collects through the OATT from the various load and load-serving customers including Genco, Nuclearco and Disco.

The revenue requirement for Transco is based on its cost of service with an allowed rate of return of 9.5 per cent based on a deemed capital structure of 65 per cent debt and 35 per cent equity.

Regulatory assets or liabilities may arise as a result of the rate-setting process. Regulatory assets represent future revenues associated with certain costs, incurred in current or prior periods that are expected to be recovered from customers in future periods through the rate-setting process. Regulatory liabilities represent future reductions or limitations of increases in revenues associated with amounts that are expected to be refunded to customers. As of March 31, 2006, Transco has a regulatory asset related to allowance for funds used during construction (AFUDC).

The PUB permits AFUDC to be capitalized monthly on capital construction projects based on the Corporation’s weighted average cost of capital. AFUDC is included in the cost of property, plant and equipment for financial reporting purposes and is amortized over future periods as part of the cost of the related asset. Since AFUDC includes a cost-of-equity component as well as an interest component, it exceeds the amount that would be capitalized in similar circumstances in the absence of rate regulation.

It is expected that future amortization from property, plant and equipment containing AFUDC is recoverable from the OATT. However, the expected recovery or likelihood of recovery is affected by risk and uncertainties relating to the ultimate power of the PUB in determining the item’s treatment for rate-setting purposes.

2005 | 2006 ANNUAL REPORT NB POWER GROUP 37

FOR THE YEAR ENDED MARCH 31, 2006
Notes to the Combined Financial Statements (in millions)

Disco

Disco is regulated under a system whereby annual average rate increases greater than three per cent or the percentage change in the average Consumer Price Index, whichever is higher, require regulatory review by the PUB. For rate increases that require PUB review, Disco is required to file its revenue requirement.

Regulatory assets or liabilities may arise as a result of the rate-setting process.  Regulatory assets represent future revenues associated with certain costs, incurred in current or prior periods that are expected to be recovered from customers in future periods through the rate-setting process. Regulatory liabilities represent future reductions or limitations of increases in revenues associated with amounts that are expected to be refunded to customers.  As of March 31, 2006, Disco does not have any regulatory assets or liabilities.

4. Significant Accounting Policies

a. Property, plant and equipment

The cost of additions to property, plant and equipment is the original cost of contracted services, direct labour and material, interest and allowance for funds used during construction, indirect charges for administration and other expenses related to capital projects, less credits for the value of power generated during commissioning.

Property, plant and equipment also includes the present value of asset retirement obligations related to the disposal of used nuclear fuel and decommissioning of the nuclear and thermal generating stations.

Interest during construction is capitalized monthly on capital construction projects within unregulated businesses based on the cost of long-term borrowings. Allowance for funds used during construction is capitalized monthly on capital construction projects within regulated businesses based on the weighted average cost of capital.

Contributions in aid of construction, which include amounts received from customers as well as research and development grants in respect of new facilities, are netted against the cost of related assets.

The cost of distribution system assets retired, net of dismantlement and salvage, is charged to accumulated amortization. For all other property, plant and equipment dispositions, the cost and accumulated amortization is removed from the accounts, with the gain or loss on disposal being reflected in income.

Amortization is provided for all assets sufficient to amortize the cost of such assets less estimated salvage value over their estimated service lives. The estimated service lives of fixed assets are periodically reviewed and any changes are applied prospectively. All assets are amortized on a straight-line basis.

The main categories of property, plant and equipment are being amortized based on the following estimated service lives

Assets	Years
Hydro generating facilities	35 – 100
Thermal generating stations	25 – 35
Nuclear generating station	29
Combustion turbine generating stations	25
Terminals and substations	40
Transmission system	45 – 60
Distribution system	10 – 35
Buildings
- General	40
- Head Office	50
Communications and computer systems	3 – 15
Mining equipment	20 – 35
Motor vehicles	4 – 10

The Corporation evaluates its property, plant and equipment for impairment whenever conditions indicate that estimated undiscounted future net cash flows may be less than the net carrying amount of assets. If the undiscounted expected future cash flows are less than the carrying amount, an impairment loss will be recognized equal to the amount by which the carrying amount exceeds the fair value.

b. Cash and short-term investments

Cash and short-term investments, which are stated at cost, consist of balances with banks and investments in money market instruments.

c. Materials, supplies and fuel

Inventories of materials, supplies and fuel other than nuclear fuel are valued at average cost. Nuclear fuel is valued at cost using the first-in, first-out method.

d. Foreign exchange transactions

Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at rates of exchange prevailing at the balance sheet date except where such items have been hedged by the acquisition of a forward exchange contract, in which case the rate established by the terms of the contract is used in the translation. Exchange gains and losses resulting from foreign currency translation are reflected in income.

38 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

e. Long-term debt

Long-term debt is recorded on the balance sheet at cost. The estimated fair value of long-term debt is disclosed in the notes to the financial statements using market values or estimates of market values based on debt with similar terms and maturities. The estimated fair value does not include costs that would be incurred to exchange or settle the debt.

f. Asset retirement obligations

Nuclear and Thermal Generating Stations

In order to provide for the estimated future costs of permanently disposing of used nuclear fuel and decommissioning the nuclear and thermal generating stations to return the sites to a state of unrestricted use, the Corporation recognizes these liabilities taking into account the time value of money.

The following costs have been recognized as a liability as at March 31, 2006

•

the estimated present value of the costs of decommissioning the nuclear and thermal generating stations at the end of their useful lives

•

the estimated present value of the fixed cost portion of used nuclear fuel management activities that are required regardless of the volume of fuel consumed and the estimated present value of the variable cost portion of used nuclear fuel management activities to take into account actual fuel volumes incurred up to March 31, 2006

The liability for used nuclear fuel management is increased for nuclear fuel bundles used each year with the corresponding amounts charged to operations through fuel expense.

The liabilities for nuclear and thermal plant decommissioning and used nuclear fuel management are increased for the passage of time by calculating accretion (interest) on the liabilities. The accretion expense is calculated using the Corporation’s credit-adjusted risk-free rate and is included with amortization expense.

The calculations of the anticipated future costs are based on detailed studies that take into account various assumptions regarding the method and timing of dismantlement of the nuclear and thermal generating stations, the cost of transportation of nuclear material to permanent disposal facilities and estimates of inflation rates in the future.

Expenditures incurred on a current basis relating to used nuclear fuel management and plant decommissioning are charged against the deferred liability accounts.

In view of potential developments in the technology of decommissioning and used nuclear fuel management and the various assumptions and estimates inherent in the calculations, the Corporation reviews such calculations periodically.

In accordance with the Nuclear Fuel Waste Act, which came into force in November 2002, the Nuclear Waste Management Organization was formed to prepare and review alternatives and provide recommendations for long-term management of used nuclear fuel. The Nuclear Waste Management Organization’s recommendations were submitted to the federal government in November 2005.  The federal government will determine the strategy for dealing with the long-term management of used nuclear fuel based on submitted alternatives.  The strategy determined by the federal government could significantly change management’s estimate of the used nuclear fuel management liability.

Hydro Generating Stations

The Corporation currently has no intention of decommissioning its hydro generating stations. With either maintenance efforts or rebuilding, the assets are expected to be used for the foreseeable future. Therefore, no removal date can be determined and consequently a reasonable estimate of the fair value of any related asset retirement obligations cannot be made at this time. If at some future date it becomes possible to estimate a fair value cost of removing assets that the Corporation is legally required to remove, an asset retirement obligation will be recognized at that time.

Transmission and Distribution Assets

Although some of the Corporation’s transmission and distribution assets may have asset retirement obligations, the Corporation expects to use the majority of its transmission and distribution assets for an indefinite period of time.  Therefore, no removal date can be determined and consequently a reasonable estimate of the fair value of any related asset retirement obligation cannot be made at this time. If at some future date it becomes possible to estimate the fair value cost of removing assets that the Corporation is legally required to remove, an asset retirement obligation will be recognized at that time.

g. Pension plans

Corporation employees, other than NB Coal employees, are members of the Province of New Brunswick Public Service Superannuation Plan. This multi-employer, defined benefit plan provides pensions based on length of service and the average of the highest five consecutive years of earnings. Pension benefits paid are escalated each year based on the Consumer Price Index to a maximum of five or six per cent depending on retirement date. The Corporation and its employees make contributions to the plan as prescribed in the Public Service Superannuation Act and its regulations. NB Coal maintains a private defined benefit pension plan for its employees.

2005 | 2006 ANNUAL REPORT NB POWER GROUP 39

FOR THE YEAR ENDED MARCH 31, 2006
Notes to the Combined Financial Statements (in millions)

Under both plans, future salary levels affect the amount of employee future benefits, and therefore the projected benefit method pro-rated on service has been used to determine the accrued benefit obligation. The expected return on plan assets is based on the fair value of plan assets.  Actuarial gains or losses in excess of 10 per cent of the greater of the accrued benefit obligation and the fair value of the plan assets at the beginning of the year are amortized over the expected average remaining service life of the employee group. The transitional asset (fair market value of the plan assets less the accrued benefit obligation as determined at April 1, 2000), is also amortized over the average remaining service life of the employee group.

h. Retirement allowance

The Corporation has a retirement allowance program for employees that provides a lump-sum payment equal to one week of pay for each full year of employment to a maximum of 26 weeks of pay. Actuarial calculations are prepared to determine the amount of the Corporation’s obligations for retirement allowances. The actuarial method used incorporates management’s best estimate assumptions to determine the present value of the accrued retirement allowance obligation based on projections of salaries and wages to expected retirement dates. The actuarial present value of accrued retirement allowance obligations for past service is amortized on a straight-line basis over the expected average remaining service life of the employee group.

i. Early retirement programs

The present value of the estimated future costs of early retirement programs is charged to income in the year the program is accepted by employees, irrespective of when payments are actually made.

j. Revenue

The Corporation recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable and collection is reasonably assured. Billings to residential and general service customers are rendered monthly on a cyclical basis. All other customers are billed at the end of each month. Revenue in respect of items not billed at the end of a fiscal period is estimated and accrued.

k. Derivative financial instruments

In accordance with its hedging policies and objectives, the Corporation enters into derivative financial instruments to manage underlying exposures. The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its hedging objectives and strategy underlying various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific forecasted transactions.

Hedge accounting, which allows deferral of gains and losses until settlement, is applied when the derivative instrument is designated as a hedge and the derivative is expected to be effective throughout the life of the hedged item.  Effectiveness is achieved when changes in the cash flows or fair value of the derivative instrument substantially offset changes in the cash flows or fair value of the hedged item. The Corporation assesses both at inception and on an ongoing basis whether the derivatives used in hedging transactions are effective.

Effective derivatives that meet hedge criteria are not recorded on the balance sheet and any gains or losses on these instruments are deferred and only recognized at the settlement date. Derivative instruments not meeting hedge criteria are accounted for on the balance sheet at fair value and subsequent changes in fair value are recorded in earnings.

If a derivative instrument ceases to exist and is not replaced, the termination gain or loss is deferred and recognized when the hedged item is settled. If a hedged item ceases to exist or is no longer probable of occurring, any previously deferred gains or losses associated with a derivative instrument are recognized in earnings. If a hedging relationship is terminated or ceases to be effective, any previously deferred gains or losses are carried forward and recognized in earnings in the same period as the hedged item and any subsequent gains or losses on the fair value of the instrument are recognized in earnings.

The Corporation currently uses derivative financial instruments to manage the following risks

•

foreign currency exchange rates

•

heavy fuel oil and natural gas prices

•

export electricity prices

Foreign Currency Exchange Rates

The Corporation enters into Canadian dollar – US dollar forward contracts to hedge exchange risk related to forecasted US-dollar purchases. Gains or losses on forward contracts hedging forecasted US-dollar purchases are deferred and recognized at the settlement date as part of the underlying item.  In the event that a forward contract is terminated, the realized gain or loss would also be deferred and recognized in income at the settlement date of the related underlying item.

Heavy Fuel Oil and Natural Gas Prices

The Corporation enters into heavy fuel oil and natural gas swaps to hedge the anticipated exposure related to changes in the cost of heavy fuel oil in the operations of its generating stations and on purchase contracts largely based on natural gas prices.  Gains or losses on these swaps are recognized at the settlement dates as an adjustment to the related underlying item.

40 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Export Electricity Prices

The Corporation periodically enters into electricity swaps to hedge the anticipated exposure related to changes in electricity prices on export sales.  Gains or losses on these swaps are recognized at the settlement dates as an adjustment to export revenue.

l. Special payments in lieu of taxes

The Corporation is required to make special payments in lieu of taxes to Electric Finance. Total special payments in lieu of taxes consist of

•

an income tax component based on accounting net income multiplied by a rate of 35.12 per cent

•

a capital tax component based upon the large corporation tax rules contained in the federal and provincial income tax acts

The Corporation also recognizes the future special payments in lieu of taxes benefit of current losses when it is more likely than not that sufficient income will be generated in future periods to utilize losses previously incurred. No other provisions are made for future special payments in lieu of taxes as a result of any temporary differences as the tax basis of assets and liabilities and their carrying amounts for accounting purposes are considered to be the same for the purposes of the calculation.

m. Consolidation of variable interest entities

Effective April 1, 2005, the Corporation adopted Accounting Guideline AcG-15, Consolidations of Variable Interest Entities (VIE), issued by the Canadian Institute of Chartered Accountants. A VIE is any type of legal structure controlled by contractual or financial arrangements, rather than by voting equity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs the majority of the VIE’s expected losses or returns or both.

The Corporation has several variable interests in the form of power purchase contracts with third party corporations. The Corporation has not consolidated these third-party entities. For all of these contracts except one, it was determined that there is an insignificant amount of variability being absorbed by the Corporation as a result of these contracts and therefore consolidation is inappropriate. There is one contract to purchase all the capacity and electrical energy produced by a 90MW co-generation facility that began production in December 2004.  Purchases under this contract were $67 million for the year ended March 31, 2006. Pursuant to the scope exemption contained in AcG-15 paragraph 4(g), the Corporation has made exhaustive efforts to obtain information in order to make an assessment of whether or not the third party corporation is a variable interest entity. The Corporation has not been able to obtain this information and therefore has not been able to determine if the third-party corporation is a variable interest entity. As a result the Corporation has not consolidated this third-party entity.

n. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from the estimates. See Note 15 regarding the estimate of the deferred pension benefit, Note 18 regarding the estimate of the plant decommissioning and used nuclear fuel management liabilities and Note 19 regarding the estimate of other deferred liabilities.

5. Revenues

Total revenue includes $120 million (2005 – $99 million) of sales to customers in the United States.

6. Amortization and Decommissioning

	2006	2005
Amortization	$200	$201
Decommissioning	17	18
Amortization and decommissioning	$217	$219

7. Taxes

	2006	2005
Property taxes	$20	$18
Utility and right of way taxes	16	17
Special payments in lieu of provincial capital taxes	11	6
Taxes	$47	$41

Utility taxes reflect amounts charged by the Province of New Brunswick on the net book value of assets not covered by property taxes.

2005 | 2006 ANNUAL REPORT NB POWER GROUP 41

FOR THE YEAR ENDED MARCH 31, 2006
Notes to the Combined Financial Statements (in millions)

8. Finance Charges

	2006	2005
Interest expense	$197	$223
Less: Income from sinking funds, trust funds, and other	(10)	(21)
	187	202
Debt portfolio management fee	20	21
Amortization of deferred debt costs	-	3
Realized foreign exchange (gains) or losses	2	(2)
	209	224
Less: Interest capitalized	(10)	(22)
Finance charges	$199	$202

Interest paid during the year was $198 million (2005 – $221 million). Interest received on investments during the year was $11 million  (2005 – $20 million).

9. Special Payments in Lieu of Income Taxes

	2006	2005
Income before special payments in lieu of income taxes	$151	$14
Less: Income up to October 2004	-	(8)
Less: Subsidiary income not subject to special payments in lieu of income taxes	(5)	-
Income subject to special payments in lieu of income taxes	146	6
Income tax rate	35.12%	35.12%
	51	2
Special payments in lieu of federal capital taxes	4	3
Total special payments in lieu of income taxes	$55	$5

Components of special payments in lieu of income taxes

	2006	2005
Provision for current special payments in lieu of income taxes	$51	$7
Provision for future special payments in lieu of income taxes	-	(5)
Special payments in lieu of federal capital taxes	4	3
	$55	$5

Special payments in lieu of income taxes are calculated at a subsidiary company level.

10. Capital Stock

The Corporation has one Class A voting common share of nominal value, issued and outstanding to the New Brunswick Minister of Energy.

The Corporation has 1,006 Class B non-voting common shares issued and outstanding to Electric Finance with a stated value of $140 million.

The Corporation, with Electric Finance’s approval, is authorized to issue an unlimited number of Class A or Class B shares without nominal or par value.

Dividends

The holder of the Class B shares, Electric Finance, is entitled to receive dividends when declared by the Corporation’s Board of Directors. The designated percentage of the dividends declared may vary based upon the discretion of the Shareholder and the financial position of the Corporation.  The holder of the Class A shares cannot be paid dividends until such time that there are no longer any Class B shares outstanding.

Dividends are declared and paid at a subsidiary company level.

42 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

11. Cash and Short-term Investments

	2006	2005
Cash	$18	$3
Short-term investments	3	1
Cash and short-term investments	$21	$4

12. Property, Plant and Equipment

		2006			2005
	Cost	Accumulated amortization	Net Book Value	Cost	Accumulated amortization	Net Book Value
Power generating stations	$4,476	$2,312	$2,164	$4,433	$2,187	$2,246
Transmission system	293	143	150	291	137	154
Terminals and substations	464	241	223	452	232	220
Distribution system	741	336	405	727	314	413
Buildings and properties	59	33	26	59	31	28
Communications and computer systems	100	60	40	95	51	44
Mining equipment and related assets	53	53	-	53	53	-
Motor vehicles	49	33	16	51	33	18
Miscellaneous assets	15	10	5	13	9	4
Construction-in-progress*	251	-	251	146	-	146
Total	$6,501	$3,221	$3,280	$6,320	$3,047	$3,273

*Construction-in-progress at March 31, 2006 includes $199 million (2005 – $90 million) of    expenditures on the Point Lepreau Generating Station refurbishment project.

13. Nuclear Decommissioning and Used Fuel

     Management Funds

	2006	2005
Used Nuclear Fuel Management Funds
1. The Corporation has established a used nuclear fuel segregated fund held in a custodial account to meet the license conditions of the Point Lepreau Generating Station set by the Canadian Nuclear Safety Commission (CNSC). Funding requirements are reviewed at the time of each license renewal.	$85	$81

2. The Corporation has also established a trust fund pursuant to the Nuclear Fuel Waste Act.

The Nuclear Fuel Waste Act requires major owners of used nuclear fuel in Canada to establish trust funds to finance the long-term management of used nuclear fuel. The Act requires the Corporation to contribute $4 million annually in November of each year until a long-term disposal plan is chosen. Further funding requirements beyond this time will be based on the plan chosen (see Note 4(f)). The funds contained in the established fund to meet the license conditions of the generating station described above will also be used to meet these requirements.

	33	28
	118	109

Nuclear Decommissioning Fund
The Corporation has established a decommissioning segregated fund held in a custodial account to meet the license conditions for the Point Lepreau Generating Station set by the CNSC.	111	80
Total nuclear decommissioning and used fuel management funds	$229	$189

2005 | 2006 ANNUAL REPORT NB POWER GROUP 43

FOR THE YEAR ENDED MARCH 31, 2006
Notes to the Combined Financial Statements (in millions)

14. Other Investments

The Corporation entered into a 15-year agreement to have an outside party build and operate an ash separation facility at the Belledune Generating Station to process the fly ash produced at the plant.  The $6 million (2005 – $6 million) investment represents the Corporation’s required share of the cost of the facility.  Pursuant to this agreement, the Corporation will receive royalties on the sale of the processed ash over the term of the agreement.

15. Deferred Pension Benefit

Corporation employees, other than NB Coal employees, are members of the Province of New Brunswick Public Service Superannuation Plan as described in Note 4(g). Pension assets and liabilities for the Public Service Superannuation Plan are measured as at March 31, 2006 while the assets and liabilities for the NB Coal plan are measured as at December 31, 2005. The most recent actuarial valuation done for funding purposes for the Public Service Superannuation Plan was April 1, 2005. The next valuation for funding purposes is required to be completed as at April 1, 2008.

The significant assumptions of management include the following

•

discount rate used to determine the accrued benefit obligation – 5.25 per cent (2005 – 5.75 per cent)

•

expected long-term rate of return on plan assets – 6.25 per cent

(2005 – 6.75 per cent)

•

salary increases – 2.5 per cent (2005 – 2.5 per cent)

The costs recognized for the period are

	2006	2005
Current service cost	$16	$15
Interest on accrued benefit obligation	57	54
Actual gain on plan assets	(129)	(61)
Difference between actual and expected return on plan assets	73	7
Actuarial losses on accrued benefit obligation	94	53
Difference between actuarial loss recognized for the year and actuarial loss on accrued benefit obligation for the year	(85)	(45)
Amortization of transitional asset	(3)	(3)
Costs recognized	$23	$20

The status of the assets and obligations of the Corporation’s share of the Public Service Superannuation Plan and NB Coal’s private plan as at March 31, 2006 was as follows

	2006	2005
Pension fund assets at fair value	$964	$841
Accrued benefit obligation	1,123	987
Pension deficit	(159)	(146)
Unamortized transitional asset	(34)	(37)
Unamortized losses	263	254
Deferred pension benefit	$70	$71

In accordance with prescribed regulations, employees contributed $10 million (2005 – $10 million) and the Corporation contributed $23 million to the plans (2005 – $23 million) during the year. Total contributions to date in excess of pension expense in the amount of $70 million (2005 – $71 million) have been recorded as a deferred charge.

16. Short-term Indebtedness

The Corporation borrows funds for temporary purposes from Electric Finance.   The short-term borrowings due to Electric Finance were $243 million at March 31, 2006 (2005 – $340 million).

17. Long-term Debt

	2006	2005
Debentures held by Electric Finance	$2,886	$2,815
Other	1	1
	2,887	2,816
Less: Current portion	(232)	(357)
Long-term debt	$2,655	$2,459

44 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Terms

The maturity dates of the debentures range from 2006 – 2024. The terms of the debentures are such that the Corporation is required to make an annual principal repayment of one per cent of the original amount of each debenture on the anniversary date of its maturity.  These payments will be made until the actual maturity date of the debenture, at which time the remaining principal amount will be repaid.

Interest rates

The debentures bear interest at fixed rates ranging from 3.4 to 10 per cent.  The weighted average coupon interest rate on all debentures outstanding at March 31, 2006 is 6.25 per cent (2005 – 6.71 per cent).

Debt portfolio management fee

The Corporation pays an annual debt portfolio management fee to Electric Finance amounting to 0.6489 per cent of the total of long-term debt and short-term indebtedness, measured as at the beginning of the fiscal year.

Principal repayments

Long-term debt principal repayments are due as follows

Year ending	Principal repayment
March 31, 2007	$ 232
March 31, 2008	339
March 31, 2009	273
March 31, 2010	397
March 31, 2011	78
March 31, 2012 and thereafter	1,568

18. Plant Decommissioning and Used Nuclear

     Fuel Management

The Corporation’s nuclear generating station produces used nuclear fuel in the form of radioactive fuel bundles. The used nuclear fuel will need to be disposed of and the nuclear station will need to be dismantled and decommissioned at the end of its service life.

The Corporation also provides for decommissioning its thermal generating stations at the end of their service lives.

The liability for plant decommissioning and used nuclear fuel management consists of the following

	2006	2005
Used Nuclear Fuel Management
Balance, beginning of year	$136	$66
Add: Liabilities incurred	5	65
Add: Accretion expense	9	5
Less: Expenditures	(4)	-
Balance, end of year	146	136
Nuclear Decommissioning
Balance, beginning of year	75	138
Add: Accretion expense	5	9
Less: Liabilities incurred, net of revisions to cash flows	(8)	(72)
Balance, end of year	72	75
Thermal Decommissioning
Balance, beginning of year	40	36
Add: Liabilities incurred, net of revisions to cash flows	1	1
Add: Accretion expense	3	3
Less: Expenditures	(1)	-
Balance, end of year	43	40

Total used nuclear fuel management and plant decommissioning liability	$261	$251

2005 | 2006 ANNUAL REPORT NB POWER GROUP 45

FOR THE YEAR ENDED MARCH 31, 2006
Notes to the Combined Financial Statements (in millions)

Liability for used nuclear fuel management

The liability for used nuclear fuel management costs represents the cost of managing the used nuclear fuel bundles generated by the nuclear station. See Note 13 for details on the funding of this liability. The key assumptions on which the liability is based are

•

the total undiscounted amount of the estimated cash flows required to settle the liability is $922 million (2005 – $885 million)

•

the management of the used nuclear fuel will require cash expenditures until 2048 to settle the liability

•

the credit-adjusted risk-free rate at which the estimated cash flows have been discounted is 7.1 per cent for the initial recognition of the liability and 5.9 per cent for the subsequent recognition of the additional liability

Liability for nuclear decommissioning

The liability for nuclear decommissioning represents the costs of decommissioning the nuclear generating station after the end of its service life.  See Note 13 for details on the funding of this liability. The key assumptions on which the liability is based are

•

the total undiscounted amount of the estimated cash flows required to settle the liability is $656 million (2005 – $642 million)

•

the decommissioning of the nuclear generating station will require cash expenditures until 2076 to settle the liability

•

the credit-adjusted risk-free rate at which the estimated cash flows have been discounted is 7.1 per cent for the initial recognition of the liability and 5.9 per cent for the subsequent recognition of the additional liability

Liability for thermal decommissioning

The liability for thermal decommissioning represents the costs of decommissioning the thermal generating stations after the end of their service lives.  The liability is not funded. The key assumptions on which the liability is based are

•

the total undiscounted amount of the estimated cash flows required to settle the liability is $111 million (2005 – $98 million)

•

the decommissioning of the thermal generating stations will require cash expenditures until 2035 to settle the liability

•

the credit-adjusted risk-free rates at which the estimated cash flows have been discounted are 7.1 per cent for the initial recognition of the liability and 5.3 to 6.3 per cent for the subsequent recognition of the additional liability

19. Deferred Liabilities – Other

	2006	2005
Early retirement programs	$51	$57
Retirement allowance program	12	9
Other future employee benefits payable	4	2
NB Coal land reclamation	2	2
NB Coal environmental liability	9	9
	78	79
Less: Amounts due within one year	(7)	(7)
Deferred liabilities – other	$71	$72

Early retirement liability

The Corporation has an early retirement program as described in Note 4(i).  The latest actuarial calculation to estimate the liability was completed as at April 1, 2005.

The discount rate used to determine the early retirement liability was 5.25 per cent (2005 – 5.75 per cent).

The costs recognized for the period are

	2006	2005
Current service cost	$1	$30
Interest on early retirement liability	3	3
Costs recognized for the year	$4	$33

The status of the obligation of the Corporation as at March 31, 2006 was as follows

	2006	2005
Accrued benefit obligation	$47	$46
Unamortized losses	(2)	(1)
Lump sum payable	6	12
Early retirement liability	$51	$57

The cumulative amount expensed in excess of amounts paid out under the early retirement program is recorded as a deferred liability.

46 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Retirement allowance liability

The Corporation has a retirement allowance program as described in Note 4(h). The latest actuarial calculation to estimate the liability was completed as at April 1, 2005.

The significant assumptions of management include the following

•

discount rate used to determine the retirement allowance liability – 5.25 per cent (2005 – 5.75 per cent)

•

salary increases – 2.5 per cent (2005 – 2.5 per cent)

The costs recognized for the period are

	2006	2005
Current service cost	$2	$2
Interest on retirement allowance liability	3	2
Costs recognized for the year	$5	$4

The status of the obligation of the Corporation as at March 31, 2006 was as follows

	2006	2005
Accrued benefit obligation	$34	$27
Unamortized losses	(22)	(18)
Retirement allowance liability	$12	$9

The cumulative amount expensed in excess of amounts paid out under the retirement allowance program is recorded as a deferred liability.

NB Coal environmental liability

The Corporation and its subsidiary NB Coal have a long-term plan to treat acidic water drainage from an inactive mine.  NB Coal has recognized an environmental liability equal to the net present value of the expected future costs.

	2006	2005
Balance, beginning of year	$9	$10
Add: Accretion expense	1	1
Less: Expenditures	(1)	(2)
Balance, end of year	$9	$9

20. Amounts Charged or Credited to Operations not Requiring a Current Cash Payment

	2006	2005
Amortization and decommissioning	$217	$219
Amortization of deferred debt costs	-	3
Retirement expense less related funding	(1)	17
Pension expense less related funding	-	(4)
Future payments in lieu of income taxes	5	(5)
Other	2	6
Amounts not requiring a current cash payment	$223	$236

21. Related Party Transactions

Related parties of the Corporation include Electric Finance and the System Operator.

Revenues and expenses

The following related party revenues and expenses are included in the financial results for the year ended March 31, 2006

	Electric Finance		System Operator
	2006	2005	2006	2005
Revenues
Transmission revenue	$-	$-	$77	$41
Miscellaneous revenue	-	-	11	5

Expenses
Transmission expense	-	-	86	46
Other	-	-	2	-
Finance charges	197	100	-	-
Debt portfolio management fee	20	10	-	-
Special payments in lieu of provincial capital taxes	11	6	-	-
Special payments in lieu of income taxes*	55	10	-	-

*Excluding the future payments in lieu of income taxes provision

2005 | 2006 ANNUAL REPORT NB POWER GROUP 47

FOR THE YEAR ENDED MARCH 31, 2006
Notes to the Combined Financial Statements (in millions)

Receivables and payables

The following related party receivable and payable balances existed as at March 31, 2006

	Electric Finance		System Operator
	2006	2005	2006	2005
Accounts receivable	$8	$4	$10	$10
Accounts payable	37	5	10	7
Accrued interest payable	59	60	-	-

The amounts included in accounts receivable and accounts payable for related parties are subject to the normal payment terms extended to unrelated parties.

Dividends

During the year Transco declared $12 million (2005 – $5 million) in dividends, payable to Electric Finance.

Debt and guarantees

The Corporation has short and long-term debt payable to Electric Finance (Note 16 and 17) as at March 31, 2006.

Electric Finance has provided certain guarantees for the Corporation to significant third-party creditors with respect to banking arrangements, trade payables and derivative financial instrument obligations.

22. Financial Instruments

Fair value of financial instruments

The fair value of financial instruments have been estimated by reference to quoted market prices or from valuations supplied by counterparties for actual or similar instruments at the balance sheet date, unless otherwise noted.

Foreign exchange

At March 31, 2006, the Corporation had outstanding foreign exchange contracts maturing over the next 18 months as follows

Foreign Exchange Contracts	2006	2005
Net commitment to purchase US$ (in millions)	$370	$265
Weighted average exchange rate	1.1946	1.2738
Fair value liability (in millions)	$(13)	$(18)

Fuel price

At March 31, 2006, the Corporation had outstanding heavy fuel oil swap contracts maturing over the next 18 months as follows

Heavy Fuel Oil Swaps	2006	2005
Notional amount (in barrels)	5.2 million	5.0 million
Weighted average fixed price/barrel (in US$)	$40.96	$27.86
Fair value asset (in millions)	$51	$36

At March 31, 2006, the Corporation had outstanding natural gas swap contracts maturing over the next 18 months as follows

Natural Gas Swaps	2006	2005
Notional amount (in btu)	12.9 million	13.0 million
Weighted average fixed price/btu (in US$)	$10.14	$7.12
Fair value asset (in millions)	$13	$33

Under these contracts, the Corporation exchanges monthly payments based on the differential between a fixed price and a monthly cumulative floating price for the associated fuel. The differential to be paid or received is reflected in the cost of fuel and purchased power.

Electricity price

At March 31, 2006, the Corporation had outstanding electricity swap contracts maturing over the next six months as follows

Electricity Swaps	2006	2005
Notional amount (in MWh)	0.3 million	-
Weighted average fixed price/MWh (in US$)	$79.33	$ -
Fair value asset (in millions)	$3	$ -

Fair value of long-term debt

Long-term Debt	2006	2005
Book value (in millions)	$2,887	$2,816
Fair value (in millions)	$3,101	$3,126

48 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Fair value of nuclear decommissioning and used fuel management funds

Nuclear Decommissioning & Used Fuel Management Funds	2006	2005
Book value (in millions)	$229	$189
Fair value (in millions)	$252	$202

Fair value of other financial assets and liabilities

The fair values of other financial assets and liabilities are not materially different from their carrying values.

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Corporation conducts a thorough assessment of debtors prior to granting credit and actively monitors the financial health of its debtors on an on-going basis. The maximum credit risk exposure is deemed to be the sum of accounts receivable net of applicable reserves and the total unrealized gains on other financial instruments exposed to credit risk. Accounts receivable net of applicable reserves is $208 million (2005 – $217 million). The total unrealized gains on other financial instruments exposed to credit risk is $67 million

(2005 – $69 million).

23. Commitments, Contingencies & Guarantees

Belledune Wharf

The Corporation has entered into an operating lease expiring in 2013 with a 20-year renewal option for the port facility at Belledune.  This lease provides for annual charges of approximately $5 million.

Courtenay Bay Generating Station

The Corporation has entered into a lease agreement for site facilities expiring in 2021 with a five-year option to extend.  The tenant has repowered an existing 100 MW unit to a 280 MW combined cycle natural gas unit, which began commercial operation effective September 2001.

The Corporation also entered into a related power purchase and transmission access agreement expiring in 2021 with a five-year option to extend with the same third party.  The Corporation will purchase all the electrical energy produced by the repowered 280 MW combined cycle natural gas unit during the winter period, November 1 to March 31, and from time-to-time some or all of the electrical energy produced during the summer period.

The Corporation has also entered into an agreement expiring in 2015 for firm natural gas transportation service to the repowered Courtenay Bay Generating Station.  The cost of transportation will be recovered from the tenant referred to in the lease of the Station.

Power purchase agreements

The Corporation has entered into a 20-year power purchase agreement to purchase all the capacity and electrical energy produced by a 90 MW co-generation facility that began production in December 2004.

The Corporation has an outstanding power purchase agreement for

38.5 MW of capacity and energy from a co-generation facility that expires in 2027.

The Corporation has signed a 20-year contract to purchase all the electrical energy of a 20 MW wind generation facility to be constructed by a third party.

Orimulsion® fuel supply ® fuel supply

The Corporation has an agreement with Bitor America Corporation to purchase Orimulsion® fuel for the Dalhousie Generating Station to 2010.  The Corporation has been notified by Bitor America Corporation of its intention to provide alternate fuel under this agreement.  This notification is currently under review by the Corporation subject to a reservation of its rights.

The Corporation also entered into a contract with Bitumenes Orinoco, S.A. (Bitor), a wholly-owned subsidiary of Petroleos de Venezuela, S.A. (PDVSA) for the purchase of Orimulsion® fuel for the Coleson Cove Generating Station for a 20-year term, beginning with the date of first delivery. Bitor has breached the terms of the contract and on September 1, 2005, a Notice of Arbitration and Statement of Claim was filed by the Corporation with the American Arbitration Association in New York against Bitor and PDVSA. Bitor and PDVSA brought proceedings in New York state court to stay the arbitration, which the Corporation removed to the United States District Court in Manhattan, thereafter filing a cross-petition to compel Bitor and PDVSA to arbitrate the contract claims. Also on September 1, 2005, the Corporation filed in the New Brunswick Courts a Notice of Action with Statement of Claim Attached against Bitor, PDVSA and the State of Venezuela. The Corporation agreed to stay this action (except in relation to completing service of process) pending the outcome of the proceedings before the United States District Court.

2005 | 2006 ANNUAL REPORT NB POWER GROUP 49

FOR THE YEAR ENDED MARCH 31, 2006
Notes to the Combined Financial Statements (in millions)

Transmission power line

The Corporation is constructing a 345kV transmission power line in New Brunswick, from Point Lepreau to the border crossing near Woodland, Maine, USA.  The total cost of the project is estimated to be $60 million. To ensure the financial viability of the project, Commitment Agreements were signed with load-serving entities in the Maritimes for the equivalent of long-term firm reservations for 25 years.

A construction commitment agreement has been signed with a U.S. electric utility, for a December 31, 2007 in-service date.

Point Lepreau refurbishment

The Corporation will refurbish the Point Lepreau Generating Station replacing key components of the reactor and upgrading other major plant systems. This project is expected to extend the operating life of the facility to 2034. The Corporation is in the process of renewing the Station’s operating licence for a five-year period ending June 30, 2011.

The Corporation awarded fixed price contracts to a third-party corporation in August 2005 to manage the project and to complete retubing of the reactor. The value of the refurbishment and retube contracts is approximately $540 million, with the total project expected to cost approximately $1 billion. In the event of early termination of these contracts, the Corporation may be subject to costs and penalties.

The Station will shut down in April 2008 for completion of the retubing and refurbishment work. Project completion and start-up is expected by the fall of 2009.

Transmission reservations

For the purposes of delivering electricity to out-of-province markets, the Corporation has committed to certain long-term transmission reservations with the System Operator.

Ancillary Services contract

The Corporation has entered into an Ancillary Services contract with the System Operator. The services provided are voltage support, automatic generation control, load following, operating reserve and black start capability. The Corporation’s obligation is for the life of each individual generator and the quantity varies with system conditions.

24. Segmented Information

The Corporation is organized and operates under five reportable business segments. On October 1, 2004, the restructuring of NB Power resulted in each of the business segments becoming incorporated companies (see Note 1). As these segments existed for the full year ended March 31, 2005, the comparative results presented are representative of the full-year activities of the segments. These results will differ from the comparative results presented in the individual company statements, which only report the results of the segment for the period since October 1, 2004, when the company commenced operations.

Genco

Responsible for operating and maintaining the thermal and hydro-powered generating stations of the Corporation.

Nuclearco

Responsible for operating and maintaining the Point Lepreau Generating Station.

Transco

Responsible for operating and maintaining the transmission system of the Corporation.

Disco

Responsible for operating and maintaining the distribution system of the Corporation. Disco is designated as the standard service supplier for the Province of New Brunswick and is obligated to provide standard services to residential, commercial, wholesale and industrial customers located throughout the province.

Holdco

Provides strategic direction, governance and services to the Corporation’s other business segments.

50 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Significant inter-company agreements

The following are significant inter-company agreements

Power Purchase Agreement – Disco and Nuclearco

Disco and Nuclearco entered into a power purchase agreement whereby Disco purchases 95 per cent of the Point Lepreau Generating Station’s 635 MW capacity and the electricity produced. The agreement expires 25 years after the Station returns to service after refurbishment, with annual renewal options in favour of Disco thereafter.

Power Purchase Agreement – Disco and Colesonco

Disco and Colesonco entered into a 25-year tolling agreement whereby Disco purchases tolling capacity and related services to convert fuel to electricity. The agreement requires the sale of all energy generated at the Coleson Cove Generating Station to Disco.

Power Purchase Agreement – Disco and Genco

Disco and Genco entered into a long-term power purchase agreement whereby Genco supplies capacity and energy to Disco. The agreement continues until all of Genco’s heritage assets, including third-party power purchase agreements, are retired or expire, or Disco reduces its nominated capacity under the terms of the agreement to zero. The commitment at March 31, 2006 was 2,425 MW of base capacity and 1,258 MW of peaking capacity.

Under the agreement, Disco sells and Genco purchases all capacity and energy Disco receives under the Disco/Colesonco power purchase agreement. Genco is also responsible to procure and deliver fuel on behalf of Disco to the Coleson Cove Generating Station.

2005 | 2006 ANNUAL REPORT NB POWER GROUP 51

FOR THE YEAR ENDED MARCH 31, 2006
Notes to the Combined Financial Statements (in millions)

Financial Overview – 2006

	Genco	Nuclearco	Transco	Disco	Holdco	Eliminations	Total
Sales of power
In-province	$(7)	$2	$-	$1,061	$-	$-	$1,056
Out-of-province	369	10	-	-	-	-	379
Inter-company	595	216	-	3	-	(814)	-
Miscellaneous	30	-	9	34	-	-	73
Transmission	-	-	77	-	-	-	77
Other inter-company	1	1	15	5	77	(99)	-
Total revenues	988	229	101	1,103	77	(913)	1,585

Fuel & purchased power	503	13	-	806	-	(810)	512
Transmission	35	2	-	58	-	(9)	86
Operations, maintenance & administration	113	136	40	105	60	(81)	373
Amortization & decommissioning	101	52	19	42	3	-	217
Taxes	19	7	8	13	-	-	47
Finance charges	137	10	11	40	14	(13)	199
Special payments in lieu of income taxes	29	4	8	14	-	-	55
Total expenses	937	224	86	1,078	77	(913)	1,489

Net income for the year	$51	$5	$15	$25	$-	$-	$96

Total assets	$2,196	$755	$365	$747	$273	$(367)	$3,969

Capital expenditures	$41	$118	$14	$36	$-	$-	$209

52 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Financial Overview – 2005

	Genco	Nuclearco	Transco	Disco	Holdco	Eliminations	Total
Sales of power
In-province	$-	$-	$-	$1,049	$-	$-	$1,049
Out-of-province	239	12	-	-	-	-	251
Inter-company	607	213	-	4	-	(824)	-
Miscellaneous	22	1	6	33	-	-	62
Transmission	-	-	41	-	-	-	41
Other inter-company	1	-	55	7	139	(202)	-
Total revenues	869	226	102	1,093	139	(1,026)	1,403

Fuel & purchased power	488	12	-	820	-	(823)	497
Transmission	33	2	3	55	-	(47)	46
Operations, maintenance & administration	111	135	44	119	55	(80)	384
Amortization & decommissioning	84	73	18	41	3	-	219
Taxes	15	6	8	12	-	-	41
Finance charges	83	11	14	34	128	(68)	202
Special payments in lieu of income taxes	27	(3)	6	5	(30)	-	5
Total expenses	841	236	93	1,086	156	(1,018)	1,394

Net income (loss) for the year	$28	$(10)	$9	$7	$(17)	$(8)	$9

Total assets	$2,196	$637	$369	$759	$363	$(450)	$3,874

Capital expenditures	$238	$30	$28	$39	$-	$-	$335

25.  Subsequent Event

On June 19, 2006, the Corporation received the decision from the PUB on its request for an overall increase in firm rates of 11.4 per cent, effective April 1, 2006.  The decision, which under the Electricity Act forms a recommendation to government, set the overall rate increase at 9.6 per cent, effective August 1, 2006.

On June 30, 2006, the Province of New Brunswick government modified the PUB decision pursuant to section 105(1) of the Electricity Act.  The overall increase in firm rates approved by the Lieutenant-Governor in Council is 6.9 per cent.  Pursuant to section 105(2), the Lieutenant-Governor in Council ruled that the rates would be effective July 1, 2006.

The impact on revenues for 2006/07 as a result of the above is estimated to be a reduction of $67 million.

2005 | 2006 ANNUAL REPORT NB POWER GROUP 53

Statistical Overview

Statement of Generation (millions of kWh)	2005/06	2004/05	2003/04	2002/03	2001/02
Hydro	3,802	2,829	3,191	2,057	1,910
Thermal	10,001	11,096	10,838	11,510	12,206
Nuclear	4,695	4,572	5,120	4,284	4,938
Combustion turbine	9	17	50	57	13
Purchases	1,898	1,848	1,371	1,752	1,945
Gross generation and purchases	20,405	20,362	20,570	19,660	21,012
Station service	961	1,006	1,012	1,044	1,121
Net generation and purchases	19,444	19,356	19,558	18,616	19,891
Losses - transformer and transmission	504	602	614	648[1]	498
Total energy available for distribution	18,940	18,754	18,944	17,968	19,393

1.

Includes adjustment of 95 GWh primarily related to previous years

Statement of Sales (millions of kWh)	2005/06	2004/05	2003/04	2002/03	2001/02
Wholesale	1,174	1,222	1,227	1,218	1,132
Industrial	5,577	6,039	6,170	6,156	6,007
General service	2,264	2,280	2,257	2,218	2,119
Residential	4,797	4,990	4,920	4,874	4,463
Street lights	75	75	74	74	74
Total in-province sales	13,887	14,606	14,648	14,540	13,795
Interconnections	4,682	3,813	3,922	3,069	5,264
Total sales	18,569	18,419	18,570	17,609	19,059
Distribution losses	371	335	374	359	334
Total energy distributed and sold	18,940	18,754	18,944	17,968	19,393

Statement of Revenue (in millions)	2005/06	2004/05	2003/04	2002/03	2001/02
Wholesale	$82	$81	$80	$77	$70
Industrial	310	319	306	316	294
General service	213	203	196	190	180
Residential	436	427	409	393	358
Street lights and energy imbalance	15	19	18	17	17
Total in-province sales	1,056	1,049	1,009	993	919
Interconnections	379	251	246	227	359
Sales of power	1,435	1,300	1,255	1,220	1,278
Miscellaneous	73	62	56	53	41
Transmission revenue	77	41	-	-	-
Total revenue	$1,585	$1,403	$1,311	$1,273	$1,319

54 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Statement of In-province Generation (millions of kWh)	2005/06	2004/05	2003/04	2002/03	2001/02
Hydro	3,313	2,713	3,173	2,039	1,891
Coal and petroleum coke	2,387	3,392	3,388	3,677	3,290
Heavy fuel oil	1,527	2,029	2,150	3,196	2,330
Orimulsion®	1,388	1,643	1,315	1,454	1,478
Nuclear	4,146	4,031	4,345	3,784	4,308
Combustion turbine	-	3	17	18	(1)
Purchases	1,817	1,638	1,249	1,379	1,331
Net generation and purchases	14,578	15,449	15,637	15,547	14,627
Losses - transformer and transmission	504	602	614	648 [1]	498
Total energy available for distribution	14,074	14,847	15,023	14,899	14,129

1. Includes adjustment of 95 GWh prmarily related to previous years; this adjustment also increased station service for the year

Peak Demand and Capacity (MW)	2005/06	2004/05	2003/04	2002/03	2001/02
System net generating capacity	3,297	3,948	3,770	3,770	3,769
Firm capacity purchases	402	402	506	505	499
Total available resources	3,699	4,350	4,276	4,275	4,268
In-province system net peak demand	2,799	3,146	3,340	3,089	2,768
Firm exports	355	399	366	590	863
Operating reserve	561	662	657	665	668
Total requirement	3,715	4,207	4,363	4,344	4,299

Operating Statistics March 31st	2005/06	2004/05	2003/04	2002/03	2001/02
Transmission lines - km	6,703	6,708	6,689	6,696	6,665
Distribution lines - km	20,045	19,982	19,803	19,704	19,571
Residential customers	300,134	296,879	293,545	290,310	286,464
Industrial customers	1,843	1,822	1,810	1,842	1,854
General service customers	24,426	24,179	24,024	23,963	23,635
Non-metered customers	2,368	2,378	2,404	2,620	2,710
Direct customers	328,771	325,258	321,783	318,735	314,663
Indirect customers	41,889	41,672	41,656	41,502	41,777
Total customers	370,660	366,930	363,439	360,237	356,440

Employees - regular	2,272	2,495	2,525	2,545	2,489
Employees - temporary	116	125	121	141	131
Employees - N.B. Coal Limited	69	70	70	76	76
Total employees	2,457	2,690	2,716	2,762	2,696

2005 | 2006 ANNUAL REPORT NB POWER GROUP 55

FOR THE YEAR ENDED MARCH 31, 2006
Statistical Overview

Income Statement Summary (in millions)	2005/06	2004/05	2003/04	2002/03	2001/02
In-province revenue	$1,056	$1,049	$1,009	$993	$919
Out-of-province revenue	379	251	246	227	359
Miscellaneous	73	62	56	53	41
Transmission revenue	77	41	-	-	-
Total fuel and purchased power	512	497	467	528	492
Transmission expenses	86	46	-	-	-
Operations, maintenance & administration	373	384	355	334	309
Amortization and decommissioning	217	219	213	216	213
Taxes, other than special payments in lieu of income taxes	47	41	33	30	30
Write-off of fuel handling system costs	-	-	44	-	-
Finance charges	199	202	217	242	256
Special payments in lieu of income taxes	55	5	-	-	-
Net income (loss)	$96	$9	$(18)	$(77)	$19

Balance Sheet Summary March 31st (in millions)	2005/06	2004/05	2003/04	2002-/03	2001/02
Assets
Current assets	$384	$330	$287	$355	$293
Property, plant and equipment	3,280	3,273	3,146	2,882	2,860
Long-term assets	235	195	176	20	-
Other assets	70	76	120	130	103
Total assets	$3,969	$3,874	$3,729	$3,387	$3,256

Liabilities & Shareholders’ Equity
Current liabilities	$762	$956	$817	$682	$941
Long-term debt	2,655	2,459	2,814	2,612	2,171
Deferred liabilities	332	323	293	270	244
Shareholders’ equity	220	136	(195)	(177)	(100)
Total liabilities & shareholders’ equity	$3,969	$3,874	$3,729	$3,387	$3,256

Cash Flow Summary (in millions)	2005/06	2004/05	2003/04	2002/03	2001/02
Cash flow from operations	$319	$245	$256	$139	$234
Change in working capital	(11)	(51)	29	14	(35)
Nuclear trust fund payments	(40)	(13)	(156)	(20)	-
Other	(5)	(1)	(8)	(7)	-
Operating activities	263	180	121	126	199
Financing activities	(37)	158	321	131	(104)
Investing activities	(209)	(341)	(497)	(212)	(135)
Net cash inflow (outflow)	17	(3)	(55)	45	(40)
Cash & short-term investments
Beginning of year	4	7	62	17	57
End of year	$21	$4	$7	$62	$17

56 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Finance Charges (in millions)	2005/06	2004/05	2003/04	2002/03	2001/02
Interest expense	$197	$223	$240	$256	$265
Income from sinking funds, trust funds, and other	(10)	(21)	(31)	(27)	(24)
Guarantee/debt portfolio management fee	20	21	20	19	19
Amortization of deferred debt costs	-	3	7	6	4
Foreign exchange (gain) or loss	2	(2)	(3)	(2)	(3)
Interest capitalized	(10)	(22)	(16)	(10)	(5)
Net finance charges	$199	$202	$217	$242	$256

Financial Ratios	2005/06	2004/05	2003/04	2002/03	2001/02
Operating margin[1]	21.0%	13.9%	13.9%	11.6%	19.4%
Cash flow from operations/capital expenditures[2]	1.53	0.72	0.52	0.66	1.73
Cash flow from operations/total debt	0.10	0.08	0.08	0.05	0.08
Debt/capital[3]	93%	96%	106%	106%	104%
Interest coverage ratio[4]	1.74	0.97	0.88	0.68	1.06

1.  Operating margin = (net income before finance charges - debt portfolio management fee)/total revenue

2.  Capital expenditures are net of proceeds on disposal and customer contributions

3.  Debt ratio = (debt)/(debt + equity), where debt=(long-term debt + short-term indebtedness)

4.  Interest coverage ratio = [net income before finance charges + (income from sinking funds, trust funds, and other investments - debt portfolio management fee)]/(interest expense)

Other Statistics	2005/06	2004/05	2003/04	2002/03	2001/02
Rate increase [1]	6.1%	2.5%	2.6%	2.1%	0
CPI (New Brunswick)	2.4%	1.5%	3.4%	3.4%	1.7%
GDP increases (New Brunswick)	2.3%	2.0%	1.7%	4.4%	1.3%
Capital expenditures (millions)[2]	$209	$341	$497	$212	$135
Change in total debt (millions)	$(26)	$(204)	$321	$149	$(81)
Percentage breakdown of long-term debt
Canadian dollar	100%	100%	71%	68%	68%
US dollar[3]	0%	0%	29%	32%	32%
Weighted average coupon interest rate	6.3%	6.7%	6.9%	7.2%	8.1%
Canadian dollar - March 31st	$0.857	$0.828	$0.763	$0.681	$0.628

1.  Rate increase at April 1, 2004 (does not include 3.0% rate increase at March 31, 2005)

2.  Capital expenditures are net of proceeds on disposal and customer contributions

3.  All US denominated debt was transferred to the New Brunswick Electric Finance Corporation on October 1, 2004

2005 | 2006 ANNUAL REPORT NB POWER GROUP 57

System Map

Genco
Generating Capacity
Thermal
Belledune	458 MW
Coleson Cove	978 MW
Courtenay Bay	110 MW
Dalhousie	300 MW
Grand Lake	57 MW
Total Thermal	1,903 MW

Combustion Turbine
Grand Manan	27 MW
Millbank	399 MW
Ste.-Rose	100 MW
Total Combustion Turbine	526 MW

Hydro
Beechwood	113 MW
Grand Falls	66 MW
Mactaquac	672 MW
Milltown	4 MW
Sisson	9 MW
Tobique	20 MW
Total Hydro	884 MW

Nuclearco
Nuclear Generating Capacity
Point Lepreau	635 MW

Transco
# of km of transmission lines	6,703
Export capacity	2,377 MW
Import capacity	1,680 MW

Disco
# of direct customers	328,771
# of indirect customers	41,889

58 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Governance

The companies in the NB Power Group share a common Chair, President & CEO and common directors. The Boards of Directors are responsible for directing the affairs of each of the Corporations consistent with the Business Corporations Act and the Electricity Act.

The NB Power Group has a joint Audit Committee for the holding company and all of the operating companies. Each Corporation also has a Human Resources, Governance and Nominating Committee, as well as an Environment Committee. In addition to these committees, NB Power Nuclear Corporation has a Nuclear Oversight Committee.

Audit Committee

The Audit Committee is mandated to assist the Boards in meeting their responsibilities with respect to financial reporting, internal control and risk management. The committee directly interacts with the internal and external auditors.

Human Resources, Governance and Nominating Committees

The Human Resources, Governance and Nominating Committees have three mandates

1. Human Resources

The committees in this role exist to assist the Boards in establishing and maintaining appropriate board policies to guide the companies regarding outcomes to be achieved in the management and handling of human resources.

2. Governance

The committees in this role exist to assist the Boards in establishing and maintaining an effective system of corporate governance.

3. Nominating

The committees in this role exist to assist the Boards in maintaining a full slate of directors with the appropriate personal characteristics, experience and skill sets that provide for a mix of competencies on the Boards and facilitates diversity of opinion and effective governance of the Corporations.

Environment Committees

The Environment Committees exist to assist the Boards in establishing and maintaining appropriate Board policies that guide the companies in respect to the outcomes to be achieved in meeting or exceeding their environmental obligations.

Nuclear Oversight Committee

The Nuclear Oversight Committee is responsible for monitoring the nuclear performance of Nuclearco, particularly with respect to safety and operations issues, oversight of any refurbishment process and nuclear risk.

Governance Practices

The Boards continued the evolution of the governance process, striving to further enhance governance practices. The Boards governance model is policy-based and includes Board policies for Board processes, CEO and Board linkage, executive limitations and ends policies.

Since 2004, the Corporations have worked to benchmark practices with industry best practice and to position the Boards to be consistent with guidelines set forth by the Toronto Stock Exchange (TSX). These guidelines address key areas of effective corporate practice, including identification of responsibilities for stewards of the Corporations and clear communication of roles and responsibilities between the Boards and management.

2005 | 2006 ANNUAL REPORT NB POWER GROUP 59

Governance

TSX Corporate Governance Guidelines	NB Power Holding Corporation	Consistent with TSX Guidelines?
1. The Board should explicitly assume responsibility for the stewardship of the Corporation, and specifically for:
(a) The adoption of a strategic planning process.	The Boards’ job description, as described in the Governance Manual, set out their responsibilities to approve all strategic and business plans, as well as operating and capital budgets.	Yes
(b) The identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks.

The Audit Committee oversees the Corporations’ risk management assessment and reporting process. The Boards monitor principle risks and oversee the implementation and effectiveness of risk management programs.

Yes
(c) Succession planning, including appointing, training and monitoring senior management.

The Human Resources, Governance and Nominating Committees monitor human resources trends, assist the Boards in developing policy that will guide the CEO in attracting, compensating and retaining qualified officers and employees and co-ordinate the annual President & CEO evaluation.

Yes
(d) A communications policy for the Corporation.

Communication policies have been implemented. The Boards strive to communicate in an open and transparent manner through the CEO and Chair to keep the Shareholders, Shareholders’ representatives, regulators, stakeholders and the public informed. The Corporations are committed to the values of open communication and transparency in its communications with the Shareholders, employees, stakeholders and the public.

Yes
(e) The integrity of the Corporation’s internal control and management information systems.

The Audit Committee oversees financial reporting, internal controls and risk management. The committee regularly reviews the integrity of financial information and risk management reporting systems. The committee interacts with internal and external auditors in fulfilling this responsibility.

Yes

2.(a) The Board should be constituted with a majority of individuals who qualify as “unrelated” directors.  An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to; materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

	Eleven of the 12 directors on the Boards are external and unrelated to management. The President & CEO is the only internal director.	Yes
(b) The Board should disclose if the Corporation has a “significant shareholder” and how the Board reflects the interests of shareholders other than the significant shareholder.	All companies in the NB Power Group are Crown corporations.	N/A
3. The Board should disclose whether the Board has a majority of unrelated directors with an analysis of how this conclusion was reached.

Eleven of the 12 directors on the Boards are external and unrelated to management. None of the unrelated directors has received remuneration from the Corporations in excess of fees and compensation as directors and committee members, nor have they engaged in material contracts to perform other services for any of the Corporations in the NB Power Group.

Yes

4.     The Board should appoint a committee of directors composed exclusively of outside (i.e. non-management) directors, a majority of whom are unrelated, with the responsibility for proposing to the full

60 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

TSX Corporate Governance Guidelines	NB Power Holding Corporation	Consistent with TSX Guidelines?
Board new nominees to the Board and for assessing directors on an ongoing basis.

Responsibility for proposing new Boards nominees and assessing the Boards’ effectiveness is mandated to the Human Resources, Governance and Nominating Committees. All members of the committees are outside directors. The committees evaluate prospective candidates against the criteria established for directors and makes a recommendation to the Boards.

Yes
5. The Board should implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

The Human Resources, Governance and Nominating Committees are responsible to ensure the effectiveness of the Boards’ decision-making processes. The committees coordinate a review of the effectiveness of the Boards and individual directors. The process is facilitated by the chair of the committees who summarizes results of the evaluation and reports the results to the respective boards.

Yes
6. The Board should provide an orientation and education program for new directors

The Corporations have an orientation program for new directors and at the directors’ discretion provides for training and development of directors. New Board members are provided with orientation materials and orientation presentations at the Board and committee level.

Yes
7. The Board should examine its size with a view to facilitate more effective decision-making.

The Human Resources, Governance and Nominating Committees of the Boards are charged with the responsibility for assessing the effectiveness of the various committees and the Boards with a view to ensuring effective decision-making processes are in place.

Yes
8. The Board should review the adequacy and form of the compensation of directors to ensure the responsibilities and risks involved in being an effective director are reflected.	The Shareholders, as outlined in the Shareholders’ Agreement are responsible for the remuneration of directors.	N/A
9. Board committees should generally be composed of outside (i.e. non-management) directors, a majority of whom are unrelated.	All Board committees are composed of outside directors and are unrelated to the management of the Corporation.	Yes
10. The Board should appoint a committee responsible for developing the Corporation’s approach to governance issues and these guidelines.	The Human Resources, Governance and Nominating Committees are responsible for developing the Corporations’ approach to governance issues and reviewing effectiveness of guidelines and processes.	Yes
11.(a) The board should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management’s responsibilities.

The Boards of Directors have defined the role of the Boards. Actions of the President & CEO are governed by the Executive Limitations Policy. The Executive Limitations Policy clearly defines the lines of authority within which the President & CEO must function.

Yes
(b) The Board should develop the corporate objectives, which the CEO is responsible for meeting.

The Boards have a formal evaluation process in place for the CEO where the CEO reports against expected CEO outputs, defined in ends policies, and organizational operation within boundaries, established in executive limitations policies.

Yes
12. The Board should have in place appropriate structures and procedures to ensure that the Board can function independently of management.

The independence of the Boards is ensured through the coordination of Board matters by the Chair, who is an outside and unrelated director. At each meeting of the Boards, an in-camera session is held where all staff, including the President & CEO, are excused.

Yes
13. The Audit Committee of the Board should be composed only of outside directors and its roles and responsibilities should be specifically defined.

The Audit Committee of the Boards is composed of outside directors who are not related to the Corporations. The Committee has terms of reference that specifically sets out its roles and responsibilities.

Yes
14. The Board should implement a system, which enables individual directors to engage outside advisers at the expense of the Corporation in appropriate circumstances.

Under the Governance process Board policy, individual directors as well as committees of the Board, subject to advising the Board, have the right to engage outside expert advice on significant issues at the Corporations’ expense.

Yes

2005 | 2006 ANNUAL REPORT NB POWER GROUP 61

Board of Directors (as at April 25, 2006)

Derek H. Burney, OC | A | H | N | Chair

Mr. Burney is a Senior Strategic Advisor with Ogilvy Renault. He was past president and CEO of CAE Inc. He also served as chairman and CEO of Bell Canada International Inc., Canada’s Ambassador to the United States and the chief of staff to the Prime Minister.

Lise Bastarache | A |

Ms. Bastarache is a member of the Board of Directors of the Jean Coutu Group (PJC) Inc., Laurentian Bank and Chartwell REIT, all publicly-traded companies.  She is also a member of the Board of Governors of l’Université de Moncton and Chair of its finance committee.

Norm Betts | A |

Dr. Betts is an associate professor, Faculty of Business Administration, University of New Brunswick. He serves as director and chair of the Board and Audit Committee for Minacs Worldwide Inc. and serves as director for Tembec Inc., Tanzanian Royalty Exploration Inc., Starfield Resources Inc. and RTICA Inc.

Graham Brown | N (Chair) |

Mr. Brown is president and CEO of Carillion Canada Inc. He is past COO of Ontario Power Generation and has also been a board director with National Power in the U.K., as COO and interim CEO. He has served in a managerial capacity with several petroleum companies and as a senior advisor to Prime Minister Margaret Thatcher.

Stephen Campbell | H |

Mr. Campbell is a VP of RBC Financial Group.  He has served as a Director of the Investment Dealers Association of Canada, and currently is a Director of the Moosehead Pension Board.

Bernard Cyr | E (Chair) |

Mr. Cyr owns Cyr Holdings and is also owner and franchisor of the Dooly’s group. He is a director of the National Bank of Canada and the Dr. Georges-L. Dumont Hospital Foundation.

Leon Furlong | H (Chair) |

Mr. Furlong is past president and CEO of Medavie Blue Cross Care. He serves on the board of directors for several companies including Blue Cross Life Insurance Company of Canada and Resurgo Inc.

Susan Hicks | E |

Ms. Hicks is currently CEO and President of Technology Venture Corporation. Her previous posts include VP, Finance with Spielo as well as serving as CFO and regulatory compliance officer.

Shirley Mears | A (Chair) |

Ms. Mears is the former Senior VP and CFO with Hydro Ottawa Holding Inc. Her previous posts include VP and treasurer of both Zarlink Semiconductor Inc. and Mitel Corporation, and VP, Human Resources Canada and Corporate Taxation.

Jean-Marc Violette | N | Mr. Violette is a farmer and woodlot manager who has been active in the agriculture sector. He has served on the Farm Debt Review Board and the Farm Development Board.

Fraser Walsh | E |

Mr. Walsh is a Corporate Advisor for George Weston Ltd. His previous posts include President, Heritage Salmon Limited, Senior VP, Aquaculture, Connor Bros. Limited, as well as several other senior management positions with Connors Bros. Limited.

David D. Hay, President & CEO ex officio

Mr. Hay is president & CEO of the NB Power Group. He has been a managing director of Delgatie Inc., a senior VP and director with Merrill Lynch Canada Inc. and managing director within Merrill Lynch & Co., Inc.’s Investment Banking Division in London, England.

NOTES: Lino Celeste and Eloi Duguay were both members of the board until October 2005 and January 2006 respectively.

| A | Audit Committee | E | Environmental Committee | H | Human Resources, Governance and Nominating Committee | N | Nuclear Oversight Committee (Chair) signifies chair of the committee	CEO Chief Executive Officer COO Chief Operating Officer CFO Chief Financial Officer VP Vice President

62 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

Senior Management

David D. Hay

President & CEO, NB Power Group

Mr. Hay became president & CEO, NB Power Group, in March 2004. He spent the previous eight years as managing director, Delgatie Inc. Prior to that he was senior VP and director with Merrill Lynch Canada Inc. and managing director within the Merrill Lynch & Co., Inc.’s Investment Banking Division in London, England

Darrell Bishop

VP, NB Power Generation Corporation

Mr. Bishop was appointed VP in April 2004, prior to which he was director of Energy Marketing and Fuels. He joined NB Power in 1971 as a control engineer and subsequently held a series of positions in the areas of system operations, contract development, planning, engineering and customer service.

Andrew Cormier

VP, Shared Services, NB Power Holding Corporation and President - NB Coal

Mr. Cormier has been VP – Shared Services since 2003. He joined NB Power in 1987 as president and general manager of NB Coal when it became a subsidiary of NB Power. In 1996 he was appointed VP of Performance Improvement of NB Power.

Brian Duplessis

VP, Corporate Communications, NB Power Holding Corporation

Mr. Duplessis became VP in July 2005 after joining NB Power in February 2005 as director, Corporate Communications. He previously held progressively senior executive positions with Group Michelin in Canada, the United States, Asia and Europe.

Michael Gorman

VP, Legal, NB Power Group

Mr. Gorman joined NB Power in June 2005. He was the president of MRDC Operations Corporation and project director of MRDC Construction Joint Venture and held various positions with the Province of New Brunswick’s departments of Transportation and Justice

Sharon MacFarlane

VP, Finance, NB Power Group

Ms. MacFarlane has been VP – Finance and chief financial officer since 2003. She joined NB Power in 1997 as managing director of Finance and became VP of Finance and Information Systems one year later. Prior to 1997, she was VP of Finance and Administration at Mount Allison University.

Rock Marois

VP, NB Power Distribution & Customer Service Corporation

Mr. Marois was appointed VP, NB Power Distribution & Customer Service Corporation in July 2005. He joined NB Power in September 2004 as VP Strategic Planning and prior to that he was general manager at Enbridge Gas New Brunswick.

Wayne Snowdon

VP, NB Power Transmission Corporation

Mr. Snowdon was appointed vice president in May 2004, prior to which he served as general manager for Transmission. He was previously a director, Energy Control Centre and has worked closely with electric utility reliability and co-coordinating councils in North America.

Paul Thériault

VP, Human Resources, NB Power Holding Corporation

Mr. Thériault became VP in 1992. Prior to joining NB Power he held senior positions in human resources with the provincial Department of Transportation

Gaëtan Thomas

VP, NB Power Nuclear Corporation

Mr. Thomas was appointed VP NB Power Nuclear Corporation in July 2005 after holding the same position in Distribution and Customer Service for six months. Since he began his career with NB Power in 1982, he has held several positions of increasing responsibility, and led the Coleson Cove Refurbishment Project.

2005 | 2006 ANNUAL REPORT NB POWER GROUP 63

Glossary
Term	Definition
Capacity	The maximum power that a generating unit, generating station or other electrical apparatus can supply, usually expressed in megawatts.
Carbon Dioxide (CO2)

A colourless, odourless, non-poisonous gas that is a normal part of the ambient air. Carbon dioxide is also a product of fossil fuel combustion. It is a greenhouse gas that traps terrestrial (i.e., infrared) radiation and contributes to the potential for global warming.

Combined Financial Statements

The combined financial statements include accounts for Holdco and those of Genco, Nuclearco, Transco and Disco. The financial statements are referred to as combined and not consolidated. They are referred to as combined because the companies are under common management. They are not referred to as consolidated because the right and ability to obtain future economic benefits of these companies does not rest with Holdco.

Debt/Equity Swap	A refinancing deal in which a debt holder gets an equity position in exchange for cancellation of the debt.
Economical Dispatch of Generating Units	The scheduling of power production as demand for electricity varies, according to the lowest cost generating sources available to the System Operator, given transmission limits and other constraints.
Energy Imbalance Service	The hourly difference between the actual and scheduled energy flow.
Energy	Quantity of actual power produced by a generating station over a period of time, measured in megawatt-hours (MWh)
Fly Ash

Represents the finely divided particles of ash suspended in gases resulting from the combustion of fuel. Electrostatic precipitators are used to remove fly-ash from the gases prior to the release from a power plant’s stack.

Gigawatt hour (GWh)	One million kilowatt-hours
Kilowatt-hour (kWh)	The basic unit of electric energy equal to one kilowatt of power supplied to or taken from an electric circuit steadily for one hour.
Load	The amount of electric power delivered or required at any specific point or points on a system. The requirement originates at the energy consuming equipment of the consumer.
Megawatt (MW)	Unit of electrical power to measure the generating capability of a generating station or the maximum demand of an electricity consumer
Megawatt-hour (MWh)	One thousand kilowatt-hours
Net Capacity Factor	The actual station generation of power to the grid in MW divided by the ideal maximum generation of power to the grid in MW possible

Term	Definition
New Brunswick Board of Commissioners of Public Utilities (PUB)

An administrative tribunal charged with the economic regulation of public utilities in the province. The PUB regulates Disco in the areas of

•

charges, rates and tolls for service

•

 requests for proposals for the supply of electricity

•

 any fees to be paid by transmission or wholesale customers reducing their standard service requirement or exiting standard service (exit fees)

The PUB regulates Transco in the area of the Open Access Transmission Tariff

New Brunswick Electric Finance Corporation (Electric Finance)	Crown Corporation that facilitates the conversion of NB Power’s debt to appropriate levels in the subsidiary operating companies and assumes and reduces the remaining portion of NB Power’s debt.
New Brunswick System Operator (System Operator)

An independent, not-for-profit Crown Corporation that directs the operation of the electricity market, maintains the long-term adequacy and reliability of the electricity system and administers the Open Access Transmission Tariff.

Nitrogen Oxides (NOX)

Gases consisting of one atom of nitrogen and varying numbers of oxygen atoms. Nitrogen oxides are produced, for example, by the combustion of fossil fuels in vehicles and electric power plants. In the atmosphere, nitrogen oxides can contribute to formation of photochemical ozone (smog) and impair visibility.

Open Access Transmission Tariff

Establishes non-discriminatory access to the transmission system for generators and customers inside and outside the province and generates revenues for Transco to operate and maintain the transmission system, based on the cost of providing services.

Orimulsion®

An emulsion containing about 70 per cent bitumen (thick oil) and 30 per cent water that is used to fuel Dalhousie Generating Station. The bitumen is extracted from the Orinoco belt in Venezuela in the northern basin of the Orinoco River.

Point-to-point Tariff	The fees charged for point-to-point service from one specific point to another. Typically this service is used for transporting energy through or out of the province.
Power Purchase Agreements	Supply contracts between two parties for the supply of electricity.
Renewable Portfolio Standard	Requirement that a certain amount of electricity sold in a competitive market includes some amount produced from renewable sources
Sulphur Dioxide (SO2)

Belongs to a family of sulphur oxide gases (SOX) and is a colourless gas. It is formed from the sulphur contained in raw materials such as coal, oil and metal-containing ores used during combustion and refining processes. Flue gas desulphurization units are used to remove SO2 from the gases prior to the release from a power plant’s stack.

Standard Service Supplier

The provider responsible for supplying adequate capacity and energy to meet customer demand for those customers not served by a competitive supplier. Disco is designated as the standard service supplier for New Brunswick.

64 NB POWER GROUP 2005 | 2006 ANNUAL REPORT

To obtain additional or French copies of this report, please contact:

NB Power Holding Corporation

Corporate Communications
P.O. Box 2010
Fredericton, New Brunswick
Canada E3B 5G4

Telephone: (506) 458-4448
Fax: (506) 458-4249

For more information on the NB Power Group, go to:

www.nbpower.com